UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2021

Collectable Sports Assets, LLC
(Exact name of issuer as specified in its charter)

Delaware	84-4533006
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

333 Westchester Avenue, Suite W2100, White Plains, New York 10604
(Full mailing address of principal executive offices)

914-372-7337
(Issuer’s telephone number, including area code)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this report includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of the Company, the Manager and each Series of the Company; and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express the Manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates”, “believes”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “might”, “plans”, “possible”, “potential”, “predicts”, “projects”, “seeks”, “should”, “will”, “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this report are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither the Company nor the Manager can guarantee future performance, or that future developments affecting the Company or the Manager will be as currently anticipated. These forward-looking statements are not guarantees of future performance and involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Among such risks, trends and other uncertainties, which in some instances are beyond our control, are:

•	Our ability to identify genuine items of sports memorabilia and appropriately price and purchase them;

•	Our ability to develop and implement programs that will generate revenues from the assets that are acquired;

•	Our ability to monetize any assets that we acquire at an appropriate time;

•	The volatility of the sports memorabilia markets;

•	Our ability to manage the expenses associated with owning, insuring and maintaining the assets that we acquire;

•	The impact and duration of adverse conditions in certain aspects of the economy affecting the economy in general and the sports memorabilia business, in particular;

•	Competition; and

•	Other risks detailed from time to time in our publicly filed documents.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

This discussion and analysis contains forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Cautionary Note Regarding Forward-Looking Statements” above and under “Risk Factors” set forth in our latest offering circular filed with the Securities and Exchange Commission.

Collectable Sports Assets, LLC (the “Company”) was founded on January 16, 2020 and after its initial offerings were qualified in July 2020, began creating series and acquiring consignable sports memorabilia (the “Asset Class” and for a series, an “Underlying Asset”) to support its business model.  The Company launched its operations in September 2020. Since that time, the Company has begun acquiring assets to consign, and as of September 23, 2021 has successfully completed 136 Series offerings, and completely sold ten (10) items off the platform.

The Company’s mission is to leverage technology and design, modern business models influenced by the sharing economy, and advancements in the financial regulatory environment to democratize the Asset Class. The Company aims to provide enthusiasts with access to the market by enabling them to create a diversified portfolio of equity interests in high quality sports memorabilia through a seamless investment experience. As well, Investors will have the opportunity to participate in a unique collective ownership experience, including museum/retail locations and social events, as part of the Premium Membership Programs that we intend to develop. The objective is to use revenue generated from these Premium Membership Programs to fund the highest caliber of care for the Underlying Assets in the collection, which we expect ultimately to be offset by meaningful economies of scale in the form of lower costs for collection level insurance, maintenance contracts and storage facilities, and to generate Free Cash Flow distributions to equity Investors in the Underlying Assets.  The Manager may maintain Free Cash Flow funds in a deposit account or an investment account for the benefit of the Series.

The success of the offerings to date has led to a greater-than-expected supply of items to be consigned on the platform. Since launching, the registered user-base exceeds 40,000 users, with over 8,000 having participated in at least one auction.

Operating Results

During the first six months of 2021, the Company completed offerings of ninety-five (95) series. Due to the structure of the Company and its business, it does not receive revenues or incur expenses. Revenues and expenses are received or incurred at the level of each series or within the Company’s Manager, CS Asset Manager, LLC (the “Manager”). During the first six months of 2021, the Manager received total sourcing fees of $841,430 from offerings being conducted by the Company, which includes cash payments of $392,759 and Series interests worth $448,671 at issuance. These fees, in turn, are used to pay the expenses of the Manager and the Company as well as certain expenses of each of the series. None of the series has generated any revenues to date and are not expected to do so. Any return to investors in a series will be based, in large part, upon the sale of the Underlying Asset in that series. The series offered and closed during the first six months of 2021 are as follows:

#SERIES	Description	IPO Share Price	IPO Shares	Offering	Escrow Close
#KAWHIBASKET	Kawhi Leonard 2012 Prizm Rookie Cards Basket	$30.00	1,400	$42,000	1/9/2021
#MANTLE1952BOWMANPSA8	1952 Bowman Mickey Mantle PSA 8	$15.00	1,000	$15,000	1/11/2021
#DURANTCHROMEREFRACTORPSA10	2007 Topps Chrome Refractor	$10.00	1,250	$12,500	1/11/2021
#18-19BASKETBALLGROWTHBASKET	18-'19 Prizm Silver PSA 10 Basket	$20.00	2,200	$44,000	1/11/2021
#GIANNISRPA	2013 Panini National Treasures RPA BGS 9	$10.00	11,250	$112,500	1/13/2021
#CHAMBERLAINHSUNIFORM	1954 High School Uniform	$25.00	6,600	$165,000	1/14/2021
#MAHOMESEMERALDRPABGS9	2017 Panini Flawless Emerald Rookie Patch Autograph	$20.00	3,975	$79,500	1/22/2021
#LEBRONBLACKREFRACTOR	2003-04 Topps Chrome Black Refractor BGS 9.5	$10.00	13,000	$130,000	1/27/2021
#MAGICBIRDDRJ	Magic/Bird/Dr J 1980 Scoring Leader PSA 10	$80.00	4,400	$352,000	2/1/2021
#BANKS1954PSA9	Banks 1954 Topps PSA 9	$25.00	3,480	$87,000	2/11/2021
#JORDAN85NIKEBASKET	50x '85 Nike Promo Basket - SGC Gold/10/9.5	$10.00	8,840	$88,400	2/11/2021
#EMMITTSMITHMVPBASKET	2x Jim Thorpe MVP Awards	$20.00	2,100	$42,000	2/11/2021
#BRADYROOKIE	2000 SP Authentic PSA 10	$10.00	5,650	$56,500	2/12/2021
#KOUFAX1955PSA8.5	1955 Topps #123 PSA 8.5	$10.00	3,600	$36,000	2/12/2021
#BRADYREEBOKFLAWLESS	2019 Panini Flawless Veteran Basket	$12.00	4,000	$48,000	2/12/2021
#ZIONRPABGS9	2019-20 National Treasures Rookie Patch Auto Stars & Stripes	$20.00	6,450	$129,000	2/15/2021
#1986WAX	1986 Fleer Basketball Wax Box	$25.00	5,560	$139,000	2/15/2021
#TIGERPUTTER	Late 1990's Tournament Used Putter	$10.00	11,235	$112,350	2/15/2021
#COBBMINTE98	Ty Cobb E98 PSA 10	$10.00	30,125	$301,250	2/22/2021
#EMMITTSMITH10KJERSEY	10K Yard Rushing Full Uniform	$10.00	2,400	$24,000	2/22/2021
#JORDANROOKIEJERSEY	Jordan Rookie Game Worn & Signed Rookie Jersey	$10.00	8,450	$84,500	2/26/2021
#UNITAS1965JERSEY	Unitas '65 Game Worn Baltimore Colts	$10.00	5,000	$50,000	3/8/2021
#MANTLE1952TOPPSPSA8	1952 Topps #311 PSA NM-MT 8	$10.00	39,300	$393,000	3/8/2021
#2000PLAYOFFCONTENDERSWAX	2000 Playoff Contenders Factory Sealed Hobby Box	$10.00	2,325	$23,250	3/9/2021
#GIANNISGOLDIMMACULATE	2013-14 Immaculate Gold Rookie Patch Autograph	$10.00	4,100	$41,000	3/11/2021
#MOOKIEBETTSGLOVE	18 Gold Glove & MVP Season Glove	$10.00	5,975	$59,750	3/16/2021
#TIGERSIFORKIDS	1996 SI 4 Kids Tiger Woods PSA 10	$10.00	1,350	$13,500	3/19/2021
#DONCICBLUEPSA10	2018 Luka Doncic Panini Prizm Blue Refractor Rookie Card PSA 10	$10.00	6,250	$62,500	3/19/2021
#GLEYBERTORRESORANGE9.5	2015 Bowman Chrome Prospect Autos Orange Refractor Gleyber Torres BGS 9.5	$10.00	2,075	$20,750	3/24/2021
#TATUMFLAWLESS10	2017 Panini Flawless Rookie Patch Autograph	$10.00	4,600	$46,000	3/26/2021
#TEDWILLIAMS1939PLAYBALL	1939 Play Ball Rookie Card	$10.00	3,200	$32,000	3/29/2021
#TRAEYOUNGFLAWLESSBGS9	Trae Young 2018 Panini Flawless Star Rookie Patch Auto /18 BGS 9	$10.00	1,500	$15,000	3/29/2021
#MAGICBIRDDRJPSA8BASKET	Magic/Bird/Dr J 1980 Scoring Leader PSA 8 Basket - 2x	$5.00	4,180	$20,900	3/29/2021
#MAYS1951PHOTO	Willie Mays Vintage Photograph - Bowman Image - c1951	$10.00	2,670	$26,700	3/30/2021
#DWADEULTIMATE	2003-04 Ultimate Collection Dwayne Wade Pristine BGS 10	$10.00	4,150	$41,500	3/31/2021
#GRETZKYOPEECHEE1979	1979 O-Pee-Chee PSA 9	$10.00	6,700	$67,000	4/7/2021
#ACUNAGOLD9.5	2017 Bowman Chrome Prospect Autos Gold Refractor Ronald Acuna BGS 9.5	$5.00	5,200	$26,000	4/7/2021
#BRADYPLAYOFFCONTENDERSBASKET	2x 2000 Playoff Contenders Tom Brady Rookie Card BGS 9	$5.00	13,875	$69,375	4/8/2021
#COBBVINTAGET206PHOTO	Ty Cobb Vintage Photograph - T206 Image - c1910s	$10.00	2,775	$27,750	4/8/2021
#MAYS1960PSA9	1960 Willie Mays Topps PSA 9	$2.00	7,313	$14,625	4/8/2021
#WILTCHAMBERLAIN61PSA9	1961 Fleer #8 PSA Mint 9	$10.00	10,010	$100,100	4/12/2021
#SEAGERORANGEREFRACTORBASKET	2012 Bowman Chrome Prospect Orange Refractor Corey Seager BGS 9.5 - 2X	$10.00	1,600	$16,000	4/12/2021
#BETTSBLUEREFRACTORBASKET	Mookie Betts 2014 Bowman Chrome Prospect Autographs Blue Refractor BGS 9.5 (2x)	$10.00	3,250	$32,500	4/12/2021
#MONTANARCPSA10	Joe Montana 1981 Topps Rookie Card PSA 10	$10.00	3,600	$36,000	4/14/2021
#1969TOPPSBASKETBALLSET	1969 Topps Basketball Complete - Graded 8 & 9	$25.00	4,320	$108,000	4/14/2021
#LEBRONMELOWADETRIORC	LeBron James, Carmelo Anthony, Dwayne Wade 2003 Fleer Crystal #300 PSA Gem Mint 10	$10.00	11,160	$111,600	4/14/2021
#FRANKROBINSON1957PSA9BASKET	2x 1957 Frank Robinson Topps PSA 9	$10.00	5,863	$58,625	4/20/2021
#LEBRONEMBLEMSOFENDORSEMENT	2004 Exquisite Collection LeBron James BGS 9	$20.00	5,750	$115,000	4/22/2021
#MANTLE1956PSA8BASKET	1956 Mickey Mantle Topps PSA 8 NM-MT Basket (2x)	$5.00	5,700	$28,500	4/22/2021
#CROSBYTHECUPBASKET	2005-06 The Cup #180 JSY AU/99 - 1 9.5 and one 1 9	$10.00	11,200	$112,000	4/22/2021
#AARON1954PSA8.5	1954 Topps Henry Aaron PSA 8.5	$10.00	6,500	$65,000	4/26/2021
#OVECHKINTHECUPBGS8.5	2005-06 The Cup #179 3 Color Patch BGS 8.5	$10.00	2,300	$23,000	4/27/2021
#MESSIROOKIEBASKET	Messi Camepon & Este Sticker	$10.00	9,200	$92,000	4/29/2021
#RODGERSPLAYOFFCONTENDERSGREEN	Aaron Rodgers 2005 Playoff Contenders Green Rookie Card - PSA NM-MT 8	$5.00	3,950	$19,750	4/30/2021
#MAYS1959PSA9BASKET	Willie Mays 1959 Topps PSA 9 – 2x	$5.00	3,760	$18,800	5/5/2021
#ANDRETHEGIANT	Game Used Jockstrap	$10.00	1,436	$14,360	5/5/2021
#JOSHALLENGOLDBGS9.5	Josh Allen 2019 Panini Prizm Gold Refractor BGS 9.5	$10.00	3,000	$30,000	5/5/2021
#MARINOMANNINGFAVREJERSEYS	Marino | Favre | Manning Game Used Jersey Basket	$10.00	2,290	$22,900	5/6/2021
#CURRYRPABGS9.5	2009-2010 National Treasures Rookie Patch Auto #206 BGS 9.5	$10.00	49,700	$497,000	5/11/2021
#TIGERSPAUTHENTICBGS9.5	2001 Tiger Woods SP Authentic BGS 9.5	$10.00	3,600	$36,000	5/12/2021
#YASTRZEMSKIRC9BASKET	2x Carl Yastrzemski 1960 Topps #148 Rookie Card – PSA 9	$10.00	3,950	$39,500	5/14/2021
#JETERFOILRCBASKETBGS9.5	2x 1993 SP Foil Derek Jeter BGS 9.5	$10.00	9,975	$99,750	5/14/2021
#ELWAY1984ROOKIECARDPSA10BASKET	John Elways 1984 Topps Rookie Card basket - PSA 10 - 2x	$10.00	2,975	$29,750	5/14/2021
#MANTLE1968PSA9BASKET	Mickey Mantle 1968 PSA 9 Basket - 2x	$10.00	3,635	$36,350	5/14/2021
#MLBHALLOFFAMEBASEBALL	Baseball Signed By 11 Original Inductees to the Baseball Hall of Fame	$10.00	7,600	$76,000	5/17/2021
#ANDRE&HULKWRESTLINGBASKET	Andre the Giant & Hulk Hogan 1982 All Stars Card & WrestleMania Framed Photo	$10.00	6,095	$60,950	5/17/2021
#GARYCARTER1975PSA10BASKET	Gary Carter 1975 Rookie Card Basket - PSA 10 - 2x	$10.00	3,725	$37,250	5/17/2021
#JORDANSIGNEDPROFESSIONALBAT	1994 Professional Model Bat - Signed	$10.00	2,725	$27,250	5/18/2021
#TATISBOWMANBLACKLABEL	2016 Bowman Chrome Prospect Blue Refractors BGS 10 Pristine	$10.00	11,500	$115,000	5/19/2021
#CLEMENTEWHITE&GRAYBASKET	1956 Topps White Back Roberto Clemente PSA 9 & Gray Back Roberto Clemente PSA 9	$25.00	1,760	$44,000	5/20/2021
#BETTSGOLDREFRACTORBASKET	2014 Bowman Chrome Prospect Gold Refractor Mookie Betts BGS 9.5	$10.00	6,125	$61,250	5/24/2021
#KOUFAX55PSA9	Sandy Koufax Topps 1955 Rookie Card PSA 9	$10.00	29,500	$295,000	5/24/2021
#LEBRONULTIMATE	2003 Ultimate Collectable LeBron James Rookie Card BGS 9.5	$10.00	9,850	$98,500	5/25/2021
#MIKANRCPHOTO	George Mikan Vintage Rookie Card Photo	$10.00	2,900	$29,000	5/25/2021
#MAYS1951BOWMAN7	Willie Mays 1951 Bowman PSA 7	$10.00	8,900	$89,000	5/25/2021
#TYSONRCBGS9BASKET	Mike Tyson Rookie Card Basket - 2x - BGS 9	$10.00	5,650	$56,500	5/25/2021
#RUTH33GOUDEYSGC8	Babe Ruth 1933 Goudey SGC 8	$10.00	10,975	$109,750	5/26/2021
#MAYS1956GRAYPSA9	Willie Mays 1956 Topps Gray PSA 9	$10.00	5,900	$32,000	5/26/2021
#JORDANEXQUISITEBGS8	2007-08 Exquisite Collection BGS 8	$10.00	4,350	$43,500	5/27/2021
#MAHOMESIMMACULATE1OF1	2017 Panini Immaculate Patrick Mahomes II Rookie Premium Patch Autographs Platinum 1 of 1	$10.00	22,700	$219,000	5/27/2021
#MANTLE54BOWMANBASKET	Mickey Mantle 1954 Bowman PSA NM-MT 8 Basket - 3x	$10.00	3,700	$37,000	6/1/2021
#1964KOUFAXJERSEY	Sandy Koufax Game Used Jersey 1964-65	$10.00	12,650	$126,500	6/3/2021
#MAGICBIRDLOGOMAN	04-'05 Exquisite Collection Dual NBA Logoman BGS 9	$10.00	22,300	$223,000	6/3/2021
#MAHOMESNT8.5	2017 Panini National Treasures Patrick Mahomes II Rookie Patch Autograph BGS 8.5	$10.00	7,888	$78,880	6/3/2021
#JORDANLEBRONSIGNOFTHETIMES	2005-06 SP Authentic Sign of the Times Dual Autograph LeBron James & Michael Jordan BGS 10 w/10 Auto	$10.00	16,500	$165,000	6/3/2021
#DEVERSSUPERFRACTOR	Rafael Devers 2015 Bowman Chrome Superfractor Rookie Card BGS 9.5	$10.00	3,600	$36,000	6/3/2021
#CHAMBERLAINPHILAJERSEY59-60	1959-60 Game Worn Wilt Chamberlain Philadelphia Warriors	$10.00	127,500	$1,275,000	6/7/2021
#MESSIMEGACRACKS#71PSA9	Lionel Messi 2004 Panini Sports Mega Cracks #71 PSA 9	$10.00	11,500	$86,000	6/7/2021
#OZZIESMITHRCBGS9.5	Ozzie Smith 1979 Rookie Card BGS 9.5	$5.00	14,078	$70,390	6/7/2021
#RICKEYHENDERSONRCPSA10	1980 Topps #482 Rookie Card, PSA 10	$10.00	13,560	$135,600	6/9/2021
#DIMAGGIO1933BAT	1933 Joe DiMaggio bat - earliest in PSA's database (GU 8 PSA/DNA)	$10.00	5,250	$52,500	6/15/2021
#CLEMENTE1955PSA8	1955 Roberto Clemente Topps PSA 8	$10.00	5,975	$59,750	6/15/2021
#JOKICREFRACTOR1OF1	Nikola Jokic 2015 Panini Prizm Power Select Refractor 1/1 BGS 9.5/10 Auto	$10.00	2,300	$23,000	6/17/2021
#MANTLE1960PSA9	Mickey Mantle 1960 Topps PSA 9	$10.00	3,975	$39,750	6/22/2021
#MAYS1952PSA8	Willie Mays 1952 Topps PSA 8	$10.00	23,900	$239,000	6/24/2021

During the first six months of 2021, the Company sold four Underlying Assets - to date, during 2021, the Company has sold eight (8) Underlying Assets, with the returns to investors as follows:

#SERIES	Original Offering Date	Original Offering Price Per Unit	Asset Sales Price Per Unit	Date of Asset Sale	% ROI from IPO
#MAGICBIRDDRJ	10/12/2020	$80.00	$160.92	1/28/2021	101.1%
#KOUFAX1955PSA8.5	1/5/2021	$10.00	$26.44	3/10/2021	164.4%
#WILTCHAMBERLAIN61PSA9	4/4/2021	$10.00	$16.83	4/8/2021	68.3%
#JORDAN85NIKEBASKET	1/1/2021	$10.00	$14.31	6/4/2021	43.1%
#MANTLEMINT1953	9/10/2020	$25.00	$30.92	7/23/2021	23.7%
#BRADYREEBOKFLAWLESS	1/8/2021	$12.00	$17.08	8/9/2021	42.3%
#DEVERSSUPERFRACTOR	4/17/2021	$10.00	$21.04	8/12/2021	110.4%
#MAYS1951PHOTO	3/9/2021	$10.00	$12.18	8/23/2021	21.8%

Operating Capital

Management considers operating capital on hand to be sufficient for the current growth plans, however we recognize the need for continued outside investment to accelerate and expand growth in 2022 and beyond.

There are a number of key factors that will have large potential impacts on our business and operating results going forward including the Manager/Asset Manager’s ability to:

•	continue sourcing high quality Underlying Assets to securitize;

•	market the offerings in individual Series of the Company and attract Investors to acquire the Interests issued by Series of the Company;

•	enhance the platform to provide rich sets of data to support the issuance and trading of Interests in Series of the Company; and
•	expand into support for non-US participants on the platform.

Liquidity and Capital Resources

As of June 30, 2021, none of the Company or any Series had any revenues. The cash and cash equivalents held by us at that time resulted from capital contributions in excess of the expenses that we incurred.

From inception, the Company and each Series are expected to finance their business activities through capital contributions or other financing from the Manager/Asset Manager (or its affiliates) to the Company and each individual Series. The Company and each Series expect to continue to have access to ample capital financing from the Manager going forward. Until such time as a Series has the capacity to generate cash flows from operations, the Manager may cover any deficits through additional capital contributions or the issuance of additional Interests in any individual Series. In addition, parts of the proceeds of future offerings may be used to create reserves for future Operating Expenses for individual Series at the sole discretion of the Manager.

As of June 30, 2021, no capital contributions had been to the Company; consolidated capital contributions totaling $9,020,905 and distributions to equity holders totaling $1,369,468 have been recorded for specific Series.

In the future, the Company may incur financial obligations related to loans made to the Company by officers of the Manager, affiliates of the Manager or third-party lenders. Each Series will repay any loans plus accrued interest used to acquire its Underlying Asset with proceeds generated from the Closing of the Offering of such Series. No Series will have any obligation to repay a loan incurred by the Company to purchase an Underlying Asset for another Series. At the time of this filing, no financial obligations have been incurred by the Company or any Series. The Company has no outstanding lines of credit. However, there exists obligations to Collectable Technologies, Inc. (“CTI”) for monies paid on behalf of the Company.  These liabilities are adequately covered by monies currently held in escrow awaiting final closing.

We believe that the proceeds from the offerings plus capital contributions and payment of expenses by the Manager and its affiliates will satisfy our cash requirements for the next twelve months to implement the foregoing plan of operations. There is no requirement, however, that the Manager or its affiliates make these contributions or pay any expenses on our behalf; if they do not, the proceeds from the offerings along would not fund our plan of operation and we do not have other ready sources of capital or liquidity.

Asset Liquidity

The Company intends to hold and manage all of the assets indefinitely. Liquidity for Investors would be obtained by transferring their Interests in a Series, although the secondary market for any Series of Interests is somewhat limited and volatile and there can be no assurances secondary trading will continue. However, should an offer to liquidate an Underlying Asset materialize and be in the best interest of the Investors, as determined by the Manager, the Manager, with valuation guidance from a board of advisors will consider the merits of such offers on a case-by-case basis and potentially sell the Underlying Asset. Furthermore, should an Underlying Asset become obsolete (e.g., due to lack Investor demand for its Interests) or suffer from a catastrophic event, the Manager may choose to sell the asset. As a result of a sale under any circumstances, the Manager would distribute the proceeds of such sale (together with any insurance proceeds in the case of a catastrophic event covered under the asset’s insurance contract) to the Interest Holders of the applicable Series (after payment of any accrued liabilities or debt, including but not limited to balances outstanding under any Operating Expenses Reimbursement Obligation, on the Underlying Asset or of the Series at that time).

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Trends

The success of the offerings to date has led to a greater-than-expected supply of items to be consigned on the platform. Additionally, since launching, the registered user-base exceeds 40,000 users, with over 8,000 having participated in at least one auction.

We expect to continue to consign additional assets and expect to offer approximately 150 additional series during the next twelve months. At

There are a few factors that could affect our operating results going forward including the Manager’s ability to:

•	continue sourcing high quality Underlying Assets to securitize;

•	market the offerings in individual Series of the Company and attract Investors to acquire the Interests issued by Series of the Company;

•	enhance the platform to provide rich sets of data to support the issuance and trading of Interests in Series of the Company; and
•	expand into support for non-US participants on the platform.

Item 3. Financial Statements

Pursuant to Securities Act Rule 257(b)(3), Collectable Sports Assets, LLC (the “Company”) hereby files the unaudited financial statements covering the six-month periods ended June 30, 2021 and June 30, 2020.

COLLECTABLE SPORTS ASSETS, LLC

CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2021 (Unaudited) AND DECEMBER 31, 2020 (Audited)

	June 30, 2021	December 31, 2020
	TOTAL CONSOLIDATED (Unaudited)	TOTAL CONSOLIDATED (Audited)
ASSETS
CURRENT ASSETS
Cash	$376,137	$80,038
Accounts Receivable	275,863	-
Due To/(From) Related Party	(0)	-
Reserve - Asset	137,710	19,359
Prepaid Fees and Expenses	-	17,500
Prepaid Consignments	330,354	282,500
TOTAL CURRENT ASSETS	1,120,064	399,400

OTHER ASSETS
Collectable Asset	15,296,759	3,218,146
TOTAL OTHER ASSETS	15,296,759	3,218,146

TOTAL ASSETS	$16,416,823	$3,617,547

LIABILITIES AND MEMBERS EQUITY
CURRENT LIABILITIES
Due to Affiliates	$587,539	$147,005
Consignment Liability	258,177	136,750
Sale Payout Liabilities	-	70,000
Other Current Liabilities	127,739	13,834
TOTAL CURRENT LIABILITIES	973,455	367,589

TOTAL LIABILITIES	$973,455	$367,589

MEMBERS' EQUITY
Membership Contributions	$16,349,690	$3,416,405
Membership Distributions	(1,625,500)	(252,500)
Retained Earnings	86,053	-
Net Income	633,125	86,053
TOTAL MEMBERS' EQUITY	15,443,368	3,249,958

TOTAL LIABILITIES AND MEMBERS' EQUITY	$16,416,823	$3,617,547

See accompanying notes, which are an integral part of these financial statements

COLLECTABLE SPORTS ASSETS, LLC

CONSOLIDATED STATEMENT OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2021 (Unaudited) AND JUNE 30, 2020 (Audited)

	June 30, 2021	June 30, 2020
	TOTAL CONSOLIDATED (Unaudited)	TOTAL CONSOLIDATED (Audited)
Operating Expense
Bank Fees	$115	$95
Brokerage Fees	-	-
Insurance	-	-
Storage	-	-
Professional Fees	9,040	-
Sourcing Fees – related party	-
Total Operating Expenses	9,155	95

Other Income	-	-
Gain on Sale of Assets	642,280	-
Net Gain/(Loss)	642,280	-

Net Income/(Loss)	$633,125	$(95)

See accompanying notes, which are an integral part of these financial statements.

COLLECTABLE SPORTS ASSETS, LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY FOR THE PERIOD FROM JANUARY 16, 2020 (Inception) TO JUNE 30, 2021 (Unaudited)

TOTAL CONSOLIDATED
Balance as of January 16, 2020, Date of Inception	$-
Net Income/(Loss)	86,053
Membership Contributions	3,416,405
Membership Distributions	(252,500)
Balance December 31, 2020	$3,249,958
Net Income/(Loss)	633,125
Membership Contributions	16,349,690
Membership Distributions	(1,625,500)
Retained Earnings	86,053
Balance June 30, 2021	$15,443,368

See accompanying notes, which are an integral part of these financial statements.

COLLECTABLE SPORTS ASSETS, LLC

CONSOLIDATED STATEMENT OF CASH FLOW FOR THE SIX MONTHS ENDED JUNE 30, 2021 (Unaudited) AND JUNE 30, 2020 (Audited)

	June 30, 2021	June 30, 2020
	TOTAL CONSOLIDATED (Unaudited)	TOTAL CONSOLIDATED (Audited)
Cash Flows from Operating Activities
Net Income/(Loss) For the Period	$633,125	$(95)
Adjustment to reconcile Net Income/(Loss) to Net Cash Provided By (used in) Operations:
Gain on Sale of Assets	(642,280)	-
Accounts Receivable	(275,863)	-
Due from Related Parties	-	-
Reserve Assets	(118,347)	-
Prepaid Fees and Expenses	17,500	-
Prepaid Consignments	(47,854)	-
Due to Affiliates	440,534	-
Consignment Liabilities	121,427	-
Sale Payout Liabilities	(70,000)	-
Other Current Liabilities	113,906	142
Net Cash Flows provided by (used in) Operating Activities	172,147	47

Cash Flow from Investing Activities
Purchase of Collectable Assets	(12,809,333)	-
Proceeds From Sale of Collectable Assets	1,373,000	-
Net Cash provided by (used in) Investing Activities	(11,436,333)	-

Cash Flows From Financing Activities:
Capital Contributions	12,933,285	-
Distributions to equity holders	(1,373,000)	-
Net Cash Flows Provided by (Used In) Financing Activities	11,560,285	-

Net increase (decrease) in cash	296,099	47

Cash at Beginning of Period	80,038	-

Cash at End of Period	$376,137	$47

Supplemental Disclosure of Non-Cash Investing & Financing Activities:
Membership Interests issued to asset seller as consideration	3,596,525	-
Membership Interests issued to asset manager as consideration	448,671	-
Total Non-Cash Financing Activities	$4,045,196	$-

See accompanying notes, which are an integral part of these financial statements.

COLLECTABLE SPORTS ASSETS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2021 (Unaudited)

NOTE 1:  NATURE OF OPERATIONS

Collectable Sports Assets LLC (the “Company”) is a series limited liability company formed on January 16, 2020 pursuant to the Delaware Limited Liability Company Act. The Company was formed to engage in the business of acquiring and managing a collection of investment grade memorabilia or collectibles (the “Collectable Assets” or “Assets”). The Company has created, and it is expected that the Company will continue to create, separate series of the Company (each, a “Series”), and that each Collectable Asset will be owned by a separate Series and that the assets and liabilities of each Series will be separate in accordance with Delaware law. Investors acquire membership interests (the “Interests”) in each Series and will be entitled to share in the return of that series but will not be entitled to share in the return of any other series.

The Company is dependent upon additional capital resources for its planned principal operations and subject to risks and uncertainties, including failure to secure funding to continue to operationalize the Company’s plans or failing to profitably operate the business.

CS Asset Manager, LLC is the manager of the Company (the “Manager”) and serves as the asset manager for the Collectable Assets issued by the Company and each Series (the “Asset Manager”). The Series acquire the Collectable Assets from the Manager and develop the financial, offering and other materials to begin offering the Interests through a mobile app-based investment platform called Collectable (the “Collectable Platform”).

The Company sells and intends to continue selling Interests in a number of separate individual Series. Investors in any Series acquire a proportional share of income and liabilities as they pertain to a particular Series, and the sole assets and liabilities of any given Series at the time of the closing of an offering related to that series are a Collectable Asset (plus any cash reserves for future operating expenses). All voting rights, except as specified in the Operating Agreement or required by law, remain with the Manager (e.g., determining the type and quantity of general maintenance and other expenses required for the appropriate upkeep of each Collectable Asset, determining how to best commercialize the applicable Collectable Assets, evaluating potential sale offers and the liquidation of a Series). The Manager manages the ongoing operations of each Series in accordance with the operating agreement of the Company, as amended and restated from time to time (the “Operating Agreement”).

Operating Agreement

General

In accordance with the Company’s Operating Agreement, each Interest holder in a Series grants a power of attorney to the Manager. The Manager has the right to appoint officers of the Company and each Series.

COLLECTABLE SPORTS ASSETS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2021 (Unaudited)

Voting Rights

Unless otherwise provided in the Operating Agreement or any Series Designation, (i) each Record Holder of lnterests shall be entitled to one vote per Interest for all matters submitted for the consent or approval of Members generally, (ii) all Record Holders of lnterests (regardless of Series) shall vote together as a single class on all matters as to which all Record Holders of lnterests are entitled to vote, (iii) Record Holders of a particular Series of Interests shall be entitled to one vote per Interest for all matters submitted for the consent or approval of the Members of such Series and (iv) the Managing Member or any of its Affiliates shall not be entitled to vote in connection with any Interests they hold pursuant to Section 3.1( h of the Operating Agreement) and no such Interests shall be deemed outstanding for purposes of any such vote.

Free Cash Flow Distributions

The Manager has sole discretion in determining what distributions of free cash flow, if any, are made to holders of Interests of each Series. Free cash flow consists of the net income (as determined under accounting principles generally accepted in the United States of America (“GAAP”)) generated by such Series plus any change in net working capital and depreciation and amortization (and any other non-cash operating expenses) and less any capital expenditures related to the Collectable Asset related to such Series. The Manager may maintain free cash flow funds in a deposit account or an investment account for the benefit of the Series.

˗	Any free cash flow generated by a Series from the utilization of the Collectable Asset related to such Series shall be applied within the Series in the following order of priority:

˗	repay any amounts outstanding operating expenses plus accrued interest;

˗	thereafter to create such reserves as the Manager deems necessary, in its sole discretion, to meet future operating expenses;

˗	thereafter by way of distribution to holders of the Interests of such Series (net of corporate income taxes applicable to the Series), which may include asset sellers of the Collectable Asset related to such Series or the Manager or any of its affiliates.

Manager’s Interest

Unless otherwise set forth in the applicable Series designation, the Manager shall acquire a minimum of 0.5% with no maximum of the Interests sold in connection with each offering (of which the Manager may sell all or any portion from time to time following the closing of such offering) for the same price per share offered to all other potential investors.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.

COLLECTABLE SPORTS ASSETS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2021 (Unaudited)

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued. Management has determined such substantial doubt does not exist as of June 30, 2021 or through the date of these consolidated financial statements.

The accompanying consolidated financial statements include the accounts of Collectable Sports Assets LLC as well as its Series required to be consolidated under U.S. GAAP. Significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires our manager to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. At the time of filing the company did not record any cash equivalents as of June 30, 2021. Cash consists of funds held in the Company’s checking account. As of June 30, 2021, the Company had $376,137 of cash on hand.

Accounts Receivable

The Company considers a right to receive payment pursuant to an arrangement with another Person or Company pursuant to which such other Person or Company is obligated to be accounts receivable. Accounts Receivable consists of funds owed for any Series Escrows closed but not yet funded at the time of this filing. As of June 30, 2021, the Company had $275,863 of Accounts Receivable for two Series that had closed Escrow by June 30, 2021, but who’s collected funds were not yet funded by the escrow agency. The two Series were #MAYS1952PSA8 $236,560 funded on 07/02/2021 and #MANTLE1960PSA9 $39,303 funded on 07/14/21.

Prepaid Consignment

Prepaid Consignments represent any early payment of the cash value of the asset as agreed upon with the Seller in the Consignment Agreement. This type of prepayment would only be made in limited situations in order to secure the asset from a Seller when the escrow closing of an IPO is imminent but risk of losing the asset exits.

Consignment Liability

Upon the close of escrow of a Series, the agreed upon cash value of the asset to the Seller as written in the Consignment Agreement is recorded as a Consignment Liability on the Balance Sheet of the related Series. When the money has been paid to the Seller this liability is relieved and obligations are fulfilled for the agreed upon cash obligation to the seller for the purchase of the asset.

COLLECTABLE SPORTS ASSETS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2021 (Unaudited)

Collectable Assets and other Sports Memorabilia

The Collectable Assets are recorded at cost. The cost of the Collectable Asset includes the purchase price, including any deposits for the asset funded by the Manager and acquisition expenses, which include all fees, costs and expenses incurred in connection with the evaluation, discovery, investigation, development and acquisition of the asset related to each series incurred prior to the closing, including brokerage and sales fees and commissions, appraisal fees, research fees, transfer taxes, third-party industry and due diligence experts, auction house fees and travel and lodging for inspection purposes.

The Company treats the Collectable Assets as long-lived assets, and the Collectable Assets are subject to an annual test for impairment and will not be depreciated or amortized. These long-lived assets are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge may be recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Acquisition expenses are typically paid for in advance by the Manager and are reimbursed by the Series from the proceeds of the offering. The Series also distributes the appropriate amounts for the brokerage fee and, if applicable, the sourcing fee, using cash from the offering.

To the extent that certain expenses are anticipated prior to the closing of an offering but are to be incurred after the closing (e.g., storage fees), additional cash from the proceeds of the offering will be retained on the Series balance sheet as reserves to cover such future anticipated expenses after the closing of the offering. Acquisition expenses are capitalized into the cost of the Collectable Asset. Should a proposed offering prove to be unsuccessful, the Company will not reimburse the Manager, and these expenses will be accounted for as capital contributions, and the acquisition expenses expensed.

As of June 30, 2021, the Company's total investment in the Collectable Assets across all Series was $15,296,759 as detailed in the table below. This is an increase of $12,078,613 to the total investment as of December 31, 2020, $3,218,146.

COLLECTABLE SPORTS ASSETS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2021 (Unaudited)

Series	Series Description	Total Collectable Assets-Cost
#ALIWBCBELT	WBC title belt/Rumble in the Jungle	$427,757
#JACKIEROBINSONAUTOBAT	Signed bat from 49 MVP	81,899
#JORDANPSA10	1986-87 Fleer Jordan PSA 10	100,163
#LEBRONROOKIE	03-04 SPX RC BGS 9.5	48,576
#MANTLEMINT1953	1953 Topps PSA 10	2,488,000
#RUTHGEHRIGBALL	1933 Double signed Baseball	71,752
#18-19BASKETBALLGROWTHBASKET	18-'19 Prizm Silver PSA 10 Basket	43,682
#1964KOUFAXJERSEY	Sandy Koufax Game Used Jersey 1964-65	437,465
#1969TOPPSBASKETBALLSET	1969 Topps Basketball Complete - Graded 8 & 9	151,455
#1986WAX	1986 Fleer Basketball Wax Box	191,200
#2000PLAYOFFCONTENDERSWAX	2000 Playoff Contenders Factory Sealed Hobby Box	23,583
#AARON1954PSA8.5	1954 Topps Henry Aaron PSA 8.5	123,200
#ACUNAGOLD9.5	2017 Bowman Chrome Prospect Autos Gold Refractor Ronald Acuna BGS 9.5	26,440
#ANDRE&HULKWRESTLINGBASKET	Andre the Giant & Hulk Hogan 1982 All Stars Card & WrestleMania Framed Photo	126,440
#ANDRETHEGIANT	Game Used Jockstrap	28,590
#BANKS1954PSA9	Banks 1954 Topps PSA 9	89,745
#BETTSBLUEREFRACTORBASKET	Mookie Betts 2014 Bowman Chrome Prospect Autographs Blue Refractor BGS 9.5 (2x)	32,735
#BETTSGOLDREFRACTORBASKET	2014 Bowman Chrome Prospect Gold Refractor Mookie Betts BGS 9.5	62,696
#BRADYPLAYOFFCONTENDERSBASKET	2x 2000 Playoff Contenders Tom Brady Rookie Card BGS 9	92,269
#BRADYREEBOKFLAWLESS	2019 Panini Flawless Veteran Basket	47,680
#BRADYROOKIE	2000 SP Authentic PSA 10	58,575
#CHAMBERLAINHSUNIFORM	1954 High School Uniform	323,250
#CHAMBERLAINPHILAJERSEY59-60	1959-60 Game Worn Wilt Chamberlain Philadelphia Warriors	1,334,625
#CLEMENTE1955PSA8	1955 Roberto Clemente Topps PSA 8	114,750
#CLEMENTEWHITE&GRAYBASKET	1956 Topps White Back Roberto Clemente PSA 9 & Gray Back Roberto Clemente PSA 9	113,598
#COBBMINTE98	Ty Cobb E98 PSA 10	300,062
#COBBVINTAGET206PHOTO	Ty Cobb Vintage Photograph - T206 Image - c1910s	53,183
#CROSBYTHECUPBASKET	2005-06 The Cup #180 JSY AU/99 - 1 9.5 and one 1 9	211,670
#CURRYRPABGS9.5	2009-2010 National Treasures Rookie Patch Auto #206 BGS 9.5	500,495
#DEVERSSUPERFRACTOR	Rafael Devers 2015 Bowman Chrome Superfractor Rookie Card BGS 9.5	35,960
#DIMAGGIO1933BAT	1933 Joe DiMaggio bat - earliest in PSA's database (GU 8 PSA/DNA)	96,420
#DONCICBLUEPSA10	2018 Luka Doncic Panini Prizm Blue Refractor Rookie Card PSA 10	63,625
#DURANTCHROMEREFRACTORPSA10	2007 Topps Chrome Refractor	13,100
#DWADEULTIMATE	2003-04 Ultimate Collection Dwayne Wade Pristine BGS 10	43,055
#ELWAY1984ROOKIECARDPSA10BASKET	John Elways 1984 Topps Rookie Card basket - PSA 10 - 2x	37,250
#EMMITTSMITH10KJERSEY	10K Yard Rushing Full Uniform	59,340
#EMMITTSMITHMVPBASKET	2x Jim Thorpe MVP Awards	115,740
#FRANKROBINSON1957PSA9BASKET	2x 1957 Frank Robinson Topps PSA 9	77,306
#GARYCARTER1975PSA10BASKET	Gary Carter 1975 Rookie Card Basket - PSA 10 - 2x	42,500
#GIANNISGOLDIMMACULATE	2013-14 Immaculate Gold Rookie Patch Autograph	50,035
#GIANNISRPA	2013 Panini National Treasures RPA BGS 9	117,755
#GLEYBERTORRESORANGE9.5	2015 Bowman Chrome Prospect Autos Orange Refractor Gleyber Torres BGS 9.5	20,898
#GRETZKYOPEECHEE1979	1979 O-Pee-Chee PSA 9	69,400
#JETERFOILRCBASKETBGS9.5	2x 1993 SP Foil Derek Jeter BGS 9.5	102,198
#JOKICREFRACTOR1OF1	Nikola Jokic 2015 Panini Prizm Power Select Refractor 1/1 BGS 9.5/10 Auto	22,935
#JORDANEXQUISITEBGS8	2007-08 Exquisite Collection BGS 8	80,135
#JORDANLEBRONSIGNOFTHETIMES	2005-06 SP Authentic Sign of the Times Dual Autograph LeBron James & Michael Jordan BGS 10 w/10 Auto	169,950
#JORDANROOKIEJERSEY	Jordan Rookie Game Worn & Signed Rookie Jersey	245,145
#JORDANSIGNEDPROFESSIONALBAT	1994 Professional Model Bat - Signed	51,823
#JOSHALLENGOLDBGS9.5	Josh Allen 2019 Panini Prizm Gold Refractor BGS 9.5	30,200
#KAWHIBASKET	Kawhi Leonard 2012 Prizm Rookie Cards Basket	69,570
#KOUFAX55PSA9	Sandy Koufax Topps 1955 Rookie Card PSA 9	496,600
#LEBRONBLACKREFRACTOR	2003-04 Topps Chrome Black Refractor BGS 9.5	134,860
#LEBRONEMBLEMSOFENDORSEMENT	2004 Exquisite Collection LeBron James BGS 9	218,950
#LEBRONMELOWADETRIORC	LeBron James, Carmelo Anthony, Dwayne Wade 2003 Fleer Crystal #300 PSA Gem Mint 10	378,236
#LEBRONULTIMATE	2003 Ultimate Collectable LeBron James Rookie Card BGS 9.5	184,835
#MAGICBIRDDRJPSA8BASKET	Magic/Bird/Dr J 1980 Scoring Leader PSA 8 Basket - 2x	27,069
#MAGICBIRDLOGOMAN	04-'05 Exquisite Collection Dual NBA Logoman BGS 9	511,680
#MAHOMESEMERALDRPABGS9	2017 Panini Flawless Emerald Rookie Patch Autograph	81,105
#MAHOMESIMMACULATE1OF1	2017 Panini Immaculate Patrick Mahomes II Rookie Premium Patch Autographs Platinum 1 of 1	225,990
#MAHOMESNT8.5	2017 Panini National Treasures Patrick Mahomes II Rookie Patch Autograph BGS 8.5	164,864
#MANTLE1952BOWMANPSA8	1952 Bowman Mickey Mantle PSA 8	15,600
#MANTLE1952TOPPSPSA8	1952 Topps #311 PSA NM-MT 8	497,330
#MANTLE1956PSA8BASKET	1956 Mickey Mantle Topps PSA 8 NM-MT Basket (2x)	28,595
#MANTLE1960PSA9	Mickey Mantle 1960 Topps PSA 9	41,188
#MANTLE1968PSA9BASKET (2X)		40,374
#MANTLE54BOWMANBASKET	Mickey Mantle 1954 Bowman PSA NM-MT 8 Basket - 3x	52,170
#MARINOMANNINGFAVREJERSEYS	Marino | Favre | Manning Game Used Jersey Basket	47,620
#MAYS1951BOWMAN7	Willie Mays 1951 Bowman PSA 7	113,990
#MAYS1951PHOTO	Willie Mays Vintage Photograph - Bowman Image - c1951	52,172
#MAYS1952PSA8	Willie Mays 1952 Topps PSA 8	306,790
#MAYS1956GRAYPSA9	Willie Mays 1956 Topps Gray PSA 9	57,920
#MAYS1959PSA9BASKET	Willie Mays 1959 Topps PSA 9 – 2x	24,395
#MAYS1960PSA9	1960 Willie Mays Topps PSA 9	15,074
#MESSIMEGACRACKS#71PSA9	Lionel Messi 2004 Panini Sports Mega Cracks #71 PSA 9	115,000
#MESSIROOKIEBASKET	Messi Camepon & Este Sticker	93,375
#MIKANRCPHOTO	George Mikan Vintage Rookie Card Photo	56,415
#MLBHALLOFFAMEBASEBALL	Baseball Signed By 11 Original Inductees to the Baseball Hall of Fame	307,360
#MONTANARCPSA10	Joe Montana 1981 Topps Rookie Card PSA 10	65,250
#MOOKIEBETTSGLOVE	18 Gold Glove & MVP Season Glove	62,058
#OVECHKINTHECUPBGS8.5	2005-06 The Cup #179 3 Color Patch BGS 8.5	41,180
#OZZIESMITHRCBGS9.5	Ozzie Smith 1979 Rookie Card BGS 9.5	84,070
#RICKEYHENDERSONRCPSA10	1980 Topps #482 Rookie Card, PSA 10	202,200
#RODGERSPLAYOFFCONTENDERSGREEN	Aaron Rodgers 2005 Playoff Contenders Green Rookie Card - PSA NM-MT 8	19,907
#RUTH33GOUDEYSGC8	Babe Ruth 1933 Goudey SGC 8	140,860
#SEAGERORANGEREFRACTORBASKET	2012 Bowman Chrome Prospect Orange Refractor Corey Seager BGS 9.5 - 2X	15,735
#TATISBOWMANBLACKLABEL	2016 Bowman Chrome Prospect Blue Refractors BGS 10 Pristine	221,350
#TATUMFLAWLESS10	2017 Panini Flawless Rookie Patch Autograph	46,510
#TEDWILLIAMS1939PLAYBALL	1939 Play Ball Rookie Card	32,880
#TIGERPUTTER	Late 1990's Tournament Used Putter	214,641
#TIGERSIFORKIDS	1996 SI 4 Kids Tiger Woods PSA 10	23,785
#TIGERSPAUTHENTICBGS9.5	2001 Tiger Woods SP Authentic BGS 9.5	35,818
#TRAEYOUNGFLAWLESSBGS9	Trae Young 2018 Panini Flawless Star Rookie Patch Auto /18 BGS 9	14,790
#TYSONRCBGS9BASKET	Mike Tyson Rookie Card Basket - 2x - BGS 9	70,900
#UNITAS1965JERSEY	Unitas '65 Game Worn Baltimore Colts	222,810
#YASTRZEMSKIRC9BASKET	2x Carl Yastrzemski 1960 Topps #148 Rookie Card – PSA 9	40,920
#ZIONRPABGS9	2019-20 National Treasures Rookie Patch Auto Stars & Stripes	131,670

Total		$15,296,759

COLLECTABLE SPORTS ASSETS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2021 (Unaudited)

Operating Expenses

After the closing of an offering of Interests, each Series is responsible for its own operating expenses, including all fees, costs and expenses incurred in connection with the management of the Collectable Assets. This includes transportation, import taxes, income taxes, storage (including property rental fees should the Manager decide to rent a property to store a number of Collectable Assets), security, valuation, custodial, marketing and utilization of the Collectable Assets; any fees, costs and expenses incurred in connection with preparing any reports and accounts of each Series, including any blue sky filings required in order for a Series to be made available to investors in certain states, any annual audit of the accounts of such Series (if applicable) and any reports to be filed with the Securities and Exchange Commission; any and all insurance premiums or expenses, including directors and officers insurance of the directors and officers of the Manager or Asset Manager, in connection with the Collectable Assets; any withholding or transfer taxes imposed on the Company, a Series or any Interest holders as a result of its or their earnings, investments or withdrawals; any governmental fees imposed on the capital of the Company or a Series or incurred in connection with compliance with applicable regulatory requirements; any legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against the Company, a Series or the Manager in connection with the affairs of the Company or a Series; the fees and expenses of any administrator, if any, engaged to provide administrative services to the Company or a Series; all custodial fees, costs and expenses in connection with the holding of an Collectable Asset; any fees, costs and expenses of a third-party registrar and transfer agent appointed by the Manager in connection with a Series; the cost of the audit of the annual consolidated financial statements of the Company or a Series and the preparation of tax returns and circulation of reports to Interest holders; any indemnification payments; the fees and expenses of counsel to the Company or a Series in connection with advice directly relating to its legal Affairs, the costs of any other outside appraisers, valuation firms, accountants, attorneys or other experts or consultants engaged by the Manager in connection with the operations of the Company or a Series; and any similar expenses that may be determined to be operating expenses, as determined by the Manager in its reasonable discretion.

Prior to the closing, operating expenses are borne by the Manager and may not be reimbursed by the Series. The Manager will bear its own expenses of an ordinary nature, including all costs and expenses on account of rent (other than for storage of the Collectable Assets), supplies, secretarial expenses, stationery, charges for furniture, fixtures and equipment, payroll taxes, remuneration and expenses paid to employees and utilities expenditures (excluding utilities expenditures in connection with the storage of the Collectable Assets).

If the operating expenses exceed the amount of gains generated from an Collectable Asset and cannot be covered by any operating reserve assets on the balance sheet of such Series, the Manager may (a) pay such operating expenses and not seek reimbursement; (b) loan the amount of the operating expenses to the applicable Series, on which the Manager may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future gains generated by such Collectable Asset and/or cause additional Interests to be issued in the such Series in order to cover such additional amounts.

Sourcing Fee: The Asset Manager will be paid a fee as compensation for sourcing each Collectable Asset in an amount equal to up to 10% of the gross offering proceeds of each offering provided that such sourcing fee may be waived by the Asset Manager.

Brokerage Fee: The broker of record for each offering is expected to receive a brokerage fee equal to 1% of the amount raised from outside investors through each offering. Notwithstanding the foregoing, such broker will not receive any fee on funds raised from the sale of Interests to the Manager. The Company expenses brokerage costs as they are incurred.

Organizational Costs: In accordance with FASB ASC 720, organizational and start-up costs, including accounting fees, legal fees and costs of incorporation, are expensed as incurred.

Income Taxes

The Company expects to be treated as a partnership for U.S. federal income tax purposes and for each Series to be treated as either a partnership or as a disregarded entity.  None of the Company or any Series will elect to be taxed as a corporation.  As a partnership, the Company itself generally will not be subject to U.S. federal income tax.  Rather, each Member will be required to report on its own federal income tax return its allocable share (based upon allocation to each series) of the Company’s items of taxable income, gain, loss, deduction and credit for the taxable year of the Company ending with or within the taxable year of such Member, regardless of whether cash or other property is distributed to such Member.

COLLECTABLE SPORTS ASSETS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2021 (Unaudited)

NOTE 3:  RELATED PARTY TRANSACTIONS

Among the items offered to the public through the Collectable platform, fifteen (15) items came from the collection of Collectable Founder and President, Jason Epstein through a business entity, Zev Partners.  Of these items, three (3) items closed in 2020, with total consignment payments of $138,500. The remaining twelve (12) have closed by June 30, 2021, with total consignment payments of $423,750.

Officers may also invest in assets for sale. The following table sets forth information with respect to the number of units or shares of each of our Series beneficially owned by our officers as of this filing.

#Series Name	Owner	Quantity	% of Outstanding
#LEBRONROOKIE	Ezra Levine	100	5.00%
#LEBRONROOKIE	Jason Epstein	136	6.80%
#LEBRONROOKIE	Jim Platt	4	0.20%
#RUTHGEHRIGBALL	Ezra Levine	25	1.25%
#RUTHGEHRIGBALL	Jason Epstein	263	13.15%
#KAWHIBASKET	Ezra Levine	14	0.60%
#KAWHIBASKET	Jason Epstein	1370	58.42%
#KAWHIBASKET	Ezra Levine	469	20.00%
#COBBMINTE98	Ezra Levine	407	1.35%
#COBBMINTE98	Jason Epstein	280	0.93%
#COBBMINTE98	Jim Platt	101	0.34%
#1964KOUFAXJERSEY	Ezra Levine	11	0.03%
#1964KOUFAXJERSEY	Jason Epstein	70	0.16%
#ZIONRPABGS9	Ezra Levine	60	0.93%
#ZIONRPABGS9	Jason Epstein	10	0.16%
#GIANNISRPA	Andrew Spellman	297	2.64%
#GIANNISRPA	Ezra Levine	106	0.94%
#GIANNISRPA	Jason Epstein	45	0.40%
#MOOKIEBETTSGLOVE	Ezra Levine	30	0.50%
#1986WAX	Ezra Levine	6	0.08%
#1986WAX	Jason Epstein	15	0.20%
#LEBRONBLACKREFRACTOR	Ezra Levine	112	0.86%
#LEBRONBLACKREFRACTOR	Jason Epstein	60	0.46%
#LEBRONBLACKREFRACTOR	Jim Platt	50	0.38%
#MANTLE1952BOWMANPSA8	Ezra Levine	11	1.10%
#GRETZKYOPEECHEE1979	Ezra Levine	193	2.88%
#GRETZKYOPEECHEE1979	Jason Epstein	50	0.75%
#BANKS1954PSA9	Ezra Levine	153	4.40%
#BANKS1954PSA9	Jason Epstein	261	7.50%
#BANKS1954PSA9	Jim Platt	20	0.57%
#BRADYROOKIE	Ezra Levine	15	0.27%
#BRADYROOKIE	Jason Epstein	20	0.35%
#BRADYROOKIE	Jim Platt	20	0.35%
#MLBHALLOFFAMEBASEBALL	Ezra Levine	1	0.00%
#DURANTCHROMEREFRACTORPSA10	Ezra Levine	18	1.44%
#DURANTCHROMEREFRACTORPSA10	Jason Epstein	23	1.84%
#CHAMBERLAINHSUNIFORM	Ezra Levine	104	0.82%
#CHAMBERLAINHSUNIFORM	Jason Epstein	400	3.16%
#ALIWBCBELT	Ezra Levine	122	0.29%
#ALIWBCBELT	Jason Epstein	500	1.17%
#UNITAS1965JERSEY	Ezra Levine	12	0.07%
#JACKIEROBINSONAUTOBAT	Ezra Levine	3	0.17%
#JACKIEROBINSONAUTOBAT	Jason Epstein	10	0.56%
#JACKIEROBINSONAUTOBAT	Joel Platt	797	44.25%
#MANTLE1952TOPPSPSA8	Ezra Levine	510	1.05%
#MANTLE1952TOPPSPSA8	Jason Epstein	253	0.52%
#MANTLE1952TOPPSPSA8	Jim Platt	50	0.10%
#MANTLE1952TOPPSPSA8	Joel Platt	200	0.41%
#MANTLE1952TOPPSPSA8	Sheel Tyle	241	0.50%
#EMMITTSMITHMVPBASKET	Ezra Levine	21	0.95%
#EMMITTSMITHMVPBASKET	Jason Epstein	48	2.18%
#TIGERPUTTER	Ezra Levine	218	1.04%
#TIGERPUTTER	Jason Epstein	60	0.29%
#JORDANROOKIEJERSEY	Ezra Levine	1	0.00%
#JORDANROOKIEJERSEY	Jason Epstein	30	0.12%
#MAHOMESEMERALDRPABGS9	Ezra Levine	4	0.10%
#MAHOMESEMERALDRPABGS9	Jason Epstein	26	0.65%
#18-19BASKETBALLGROWTHBASKET	Ezra Levine	11	0.50%
#18-19BASKETBALLGROWTHBASKET	Jason Epstein	15	0.68%
#LEBRONULTIMATE	Ezra Levine	1	0.01%
#GIANNISGOLDIMMACULATE	Ezra Levine	10	0.20%
#TIGERSIFORKIDS	Ezra Levine	3	0.13%
#TIGERSIFORKIDS	Jim Platt	15	0.64%
#TATISBOWMANBLACKLABEL	Ezra Levine	1	0.00%
#LEBRONEMBLEMSOFENDORSEMENT	Ezra Levine	1	0.01%
#LEBRONEMBLEMSOFENDORSEMENT	Jim Platt	5	0.05%
#2000PLAYOFFCONTENDERSWAX	Ezra Levine	17	0.73%
#2000PLAYOFFCONTENDERSWAX	Jason Epstein	9	0.39%
#TATUMFLAWLESS10	Jason Epstein	50	1.09%
#BRADYPLAYOFFCONTENDERSBASKET	Ezra Levine	15	0.08%
#BRADYPLAYOFFCONTENDERSBASKET	Jason Epstein	4149	23.05%
#BRADYPLAYOFFCONTENDERSBASKET	Jim Platt	100	0.56%
#BRADYPLAYOFFCONTENDERSBASKET	Sheel Tyle	30	0.17%
#TEDWILLIAMS1939PLAYBALL	Ezra Levine	10	0.31%
#TEDWILLIAMS1939PLAYBALL	Jim Platt	10	0.31%
#DONCICBLUEPSA10	Jim Platt	25	0.40%
#ACUNAGOLD9.5	Ezra Levine	26	0.50%
#DWADEULTIMATE	Ezra Levine	2	0.05%
#DWADEULTIMATE	Jason Epstein	50	1.20%
#DWADEULTIMATE	Jim Platt	75	1.81%
#DWADEULTIMATE	Joel Platt	25	0.60%
#EMMITTSMITH10KJERSEY	Ezra Levine	10	0.42%
#EMMITTSMITH10KJERSEY	Jason Epstein	1	0.04%
#COBBVINTAGET206PHOTO	Ezra Levine	11	0.22%
#COBBVINTAGET206PHOTO	Jason Epstein	25	0.49%
#MANTLE1956PSA8BASKET	Ezra Levine	13	0.23%
#MANTLE1956PSA8BASKET	Jason Epstein	1410	24.74%
#BETTSGOLDREFRACTORBASKET	Ezra Levine	1	0.02%
#JORDANSIGNEDPROFESSIONALBAT	Ezra Levine	1	0.02%
#MONTANARCPSA10	Ezra Levine	1	0.02%
#MONTANARCPSA10	Jason Epstein	5	0.08%
#CLEMENTEWHITE&GRAYBASKET	Ezra Levine	4	0.04%
#AARON1954PSA8.5	Ezra Levine	30	0.25%
#AARON1954PSA8.5	Jim Platt	10	0.08%
#MIKANRCPHOTO	Ezra Levine	86	1.59%
#YASTRZEMSKIRC9BASKET	Jason Epstein	15	0.38%
#MAYS1959PSA9BASKET	Jason Epstein	620	12.92%
#ANDRETHEGIANT	Ezra Levine	17	0.59%
#FRANKROBINSON1957PSA9BASKET	Ezra Levine	48	0.63%
#FRANKROBINSON1957PSA9BASKET	Jason Epstein	890	11.71%
#MAGICBIRDDRJPSA8BASKET	Jason Epstein	668	24.29%
#JETERFOILRCBASKETBGS9.5	Ezra Levine	11	0.11%
#JETERFOILRCBASKETBGS9.5	Jason Epstein	13	0.13%
#MAGICBIRDLOGOMAN	Andrew Spellman	274	0.55%
#MAGICBIRDLOGOMAN	Ezra Levine	121	0.24%
#MAGICBIRDLOGOMAN	Jason Epstein	40	0.08%
#JORDANEXQUISITEBGS8	Ezra Levine	8	0.10%
#JORDANEXQUISITEBGS8	Sheel Tyle	150	1.91%
#Mantle54BowmanBasket	Jason Epstein	1366	27.05%
#GLEYBERTORRESORANGE9.5	Ezra Levine	23	1.11%
#GLEYBERTORRESORANGE9.5	Jason Epstein	30	1.45%
#CURRYRPABGS9.5	Ezra Levine	236	0.47%
#CURRYRPABGS9.5	Jason Epstein	10	0.02%
#CURRYRPABGS9.5	Sheel Tyle	1500	3.02%
#MESSIROOKIEBASKET	Ezra Levine	41	0.45%
#CROSBYTHECUPBASKET	Ezra Levine	4275	20.65%
#1969TOPPSBASKETBALLSET	Ezra Levine	22	0.37%
#LEBRONMELOWADETRIORC	Ezra Levine	164	0.46%
#KOUFAX55PSA9	Ezra Levine	206	0.43%
#MahomesNT8.5	Ezra Levine	48	0.30%
#ANDRE&HULKWRESTLINGBASKET	Ezra Levine	7	0.06%
#ChamberlainPhilaJersey59-60	Ezra Levine	344	0.27%
#ChamberlainPhilaJersey59-60	Jason Epstein	896	0.70%
#ChamberlainPhilaJersey59-60	Sheel Tyle	4338	3.40%
#DIMAGGIO1933BAT	Ezra Levine	140	1.47%
#JordanLeBronSignoftheTimes	Ezra Levine	4	0.02%
#LukaWhiteSparkle	Ezra Levine	1	0.00%
#DonovanMitchellNT9.5	Ezra Levine	113	3.80%
#TIGERSPAUTHENTICBGS9.5	Ezra Levine	44	1.22%
#TIGERSPAUTHENTICBGS9.5	Jason Epstein	13	0.36%
#TROUTFINESTSUPERFRACTOR	Ezra Levine	10	0.04%
#TROUTFINESTSUPERFRACTOR	Jason Epstein	10	0.04%
#MAYS1951BOWMAN7	Jason Epstein	1	0.01%
#MAYS1951BOWMAN7	Sheel Tyle	700	7.07%
#Clemente1955PSA8	Ezra Levine	10	0.13%
#AliRookieCardBVG8	Jason Epstein	10	0.11%
#MahomesImmaculate1of1	Ezra Levine	19	0.09%
#MahomesImmaculate1of1	Jason Epstein	35	0.16%
#MahomesImmaculate1of1	Sheel Tyle	1000	4.57%
#OVECHKINTHECUPBGS8.5	Andrew Spellman	22	0.54%
#OVECHKINTHECUPBGS8.5	Ezra Levine	127	3.14%
#OVECHKINTHECUPBGS8.5	Jason Epstein	10	0.25%
#FRANKROBINSON500HRBAT	Ezra Levine	5	0.03%
#TysonRCBGS9Basket	Ezra Levine	49	0.87%
#MAYS1952PSA8	Ezra Levine	56	0.23%
#MAYS1952PSA8	Jason Epstein	10	0.04%
#Maris58ToppsPSA9	Jason Epstein	100	2.04%
#Ruth33GoudeySGC8	Ezra Levine	35	0.26%
#Ruth33GoudeySGC8	Jason Epstein	50	0.37%
#Ruth33GoudeySGC8	Sheel Tyle	250	1.84%
#Mantle1968PSA9Basket	Ezra Levine	1	0.03%
#LBJEXQUISITE	Ezra Levine	10	0.01%
#AcunaBowman10Basket	Ezra Levine	20	0.20%
#GaryCarter1975PSA10Basket	Ezra Levine	10	0.27%
#Mays1956GrayPSA9	Ezra Levine	1	0.02%
#MessiMegacracks#71PSA9	Ezra Levine	1	0.01%
#SatchelPaige48LeafSGC30	Ezra Levine	70	0.99%
#LeBronMeloDualLogoman	Andrew Spellman	1624	1.52%
#LeBronMeloDualLogoman	Ezra Levine	20	0.02%
#LeBronMeloDualLogoman	Jason Epstein	10	0.01%
#BillRussellExquisiteBGS9	Andrew Spellman	1625	14.77%
#ShoelessJoeJackson1915PSA8	Andrew Spellman	1626	10.01%
#OZZIESMITHRCBGS9.5	Ezra Levine	1	0.01%
#Serena03NetProPSA10Basket	Ezra Levine	21	0.59%
#LukaRookieJersey	Ezra Levine	69	0.14%
#LukaRookieJersey	Jason Epstein	200	0.40%
#LukaRookieJersey	Sheel Tyle	5000	10.02%
#MANTLE1960PSA9	Jason Epstein	30	0.75%
#Ruth1914BaltimoreNewsSGC3	Ezra Levine	33	0.15%
#1909E95SGCSet	Ezra Levine	60	0.85%
#1909E95SGCSet	Jason Epstein	100	1.42%
#TheRockBumbleBeePSA10	Ezra Levine	30	0.33%
#TheRockBumbleBeePSA10	Jason Epstein	500	5.56%
#03ExquisiteBox	Ezra Levine	10	0.09%
#JordanMagicLeBronTripleAutoJersey	Ezra Levine	21	0.08%
#JordanMagicLeBronTripleAutoJersey	Jason Epstein	10	0.04%
#TimDuncanPMGGreen	Ezra Levine	20	0.05%
#03ToppsChromeWax	Ezra Levine	1	0.02%
#BradyChampionshipTicket	Ezra Levine	10	0.00%
#BradyChampionshipTicket	Jason Epstein	100	0.04%
#HonusWagner1910PSA5	Ezra Levine	50	0.31%
#SadaharuOhBat	Ezra Levine	2	0.04%
#LeBronBlackDiamond	Ezra Levine	2	0.01%
#ZionPrizmsBlueBGS10	Jason Epstein	20	0.27%
#LeBronMeloBosh2008TripleLogoMan	Ezra Levine	21	0.04%
#MahomesNT1of1	Ezra Levine	150	0.06%
#MahomesNT1of1	Jason Epstein	200	0.08%
#Mantle1953Topps8	Ezra Levine	100	0.83%
#Mantle1953Topps8	Jason Epstein	100	0.83%
#KevinDurantHSJersey	Ezra Levine	25	0.11%
#KevinDurantHSJersey	Sheel Tyle	4500	20.55%
#KobeBryantRoyalBlueJordanSneakers	Ezra Levine	5	0.06%
#KobeBryantRoyalBlueJordanSneakers	Jason Epstein	10	0.11%
#KobeBryantFirstWhite#24Jersey	Ezra Levine	70	0.06%
#KobeBryantFirstWhite#24Jersey	Sheel Tyle	25000	21.65%
#48LeafRuthSGC8	Ezra Levine	20	0.19%
#Mikan48BowmanPSA7	Ezra Levine	5	0.06%
#Mikan48BowmanPSA7	Jason Epstein	160	2.01%
#JimmieFoxx1938Bat	Ezra Levine	200	2.14%
#JimmieFoxx1938Bat	Jason Epstein	300	3.21%
#PeytonManningMVPHelmet	Ezra Levine	400	1.11%
#PeytonManningMVPHelmet	Sheel Tyle	2000	5.56%

COLLECTABLE SPORTS ASSETS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2021 (Unaudited)

The Manager or Asset Manager receives Sourcing Fees for each offering for Series of Interests in the Company that closes. During the first six months of 2021, the Manager received $392,759 in Sourcing Fees for ninety-five (95) Series that were closed. During 2021, the manager also received 43,162 shares in non-cash compensation with a value of $448,671.

Year	Series	# of Shares	Cash Fees	Non Cash Equity	Total Cash and Non-Cash Equity
2020	#ALIWBCBELT	400	20,000	4,000	24,000
2020	#CURRYBASKET	33	1,200	660	1,860
2020	#JACKIEROBINSONAUTOBAT	16	3,750	750	4,500
2020	#JORDANPSA10	87	5,000	870	5,870
2020	#LEBRONROOKIE	34	1,500	850	2,350
2020	#MAHOMESROOKIE	80	6,000	1,200	7,200
2020	#MANTLEMINT1953	3,720	23,250	93,000	116,250
2020	#RUTHGEHRIGBALL	35	2,160	1,260	3,420
2021	#18-19BASKETBALLGROWTHBASKET	36	1,428	714	2,142
2021	#1964KOUFAXJERSEY	1,200	16,000	12,000	28,000
2021	#1969TOPPSBASKETBALLSET	162	5,400	4,050	9,450
2021	#1986WAX	420	-	10,500	10,500
2021	#2000PLAYOFFCONTENDERSWAX	140	-	1,400	1,400
2021	#AARON1954PSA8.5	440	4,400	4,400	8,800
2021	#ACUNAGOLD9.5	301	-	1,505	1,505
2021	#ANDRE&HULKWRESTLINGBASKET	444	1,141	4,440	5,581
2021	#ANDRETHEGIANT	72	960	720	1,680
2021	#BANKS1954PSA9	197	-	4,925	4,925
2021	#BettsBlueRefractorBasket	135	810	1,350	2,160
2021	#BETTSGOLDREFRACTORBASKET	274	1,643	2,738	4,381
2021	#BRADYPLAYOFFCONTENDERSBASKET	660	2,475	3,300	5,775
2021	#BRADYREEBOKFLAWLESS	67	1,600	800	2,400
2021	#BRADYROOKIE	321	-	3,210	3,210
2021	#CHAMBERLAINHSUNIFORM	360	9,000	9,000	18,000
2021	#ChamberlainPhilaJersey59-60	6,000	36,000	60,000	96,000
2021	#Clemente1955PSA8	500	1,752	5,000	6,752
2021	#CLEMENTEWHITE&GRAYBASKET	500	4,000	5,000	9,000
2021	#COBBMINTE98	825	8,250	8,250	16,500
2021	#COBBVINTAGET206PHOTO	326	-	3,255	3,255
2021	#CROSBYTHECUPBASKET	570	11,400	5,700	17,100
2021	#CURRYRPABGS9.5	450	36,000	4,500	40,500
2021	#DeversSuperfractor	120	1,500	1,200	2,700
2021	#DIMAGGIO1933BAT	255	4,250	2,550	6,800
2021	#DONCICBLUEPSA10	220	1,650	2,200	3,850
2021	#DURANTCHROMEREFRACTORPSA10	60	-	600	600
2021	#DWADEULTIMATE	259	-	2,590	2,590
2021	#ELWAY1984ROOKIECARDPSA10BASKET	150	753	1,500	2,253
2021	#EMMITTSMITH10KJERSEY	150	2,500	1,500	4,000
2021	#EMMITTSMITHMVPBASKET	150	5,000	3,000	8,000
2021	#FRANKROBINSON1957PSA9BASKET	278	2,085	2,780	4,865
2021	#GaryCarter1975PSA10Basket	175	953	1,750	2,703
2021	#GIANNISGOLDIMMACULATE	170	1,275	1,700	2,975
2021	#GIANNISRPA	648	-	6,480	6,480
2021	#GLEYBERTORRESORANGE9.5	119	-	1,190	1,190
2021	#GRETZKYOPEECHEE1979	378	-	3,780	3,780
2021	#JETERFOILRCBASKETBGS9.5	360	4,500	3,600	8,100
2021	#JokicRefractor1of1	111	555	1,110	1,665
2021	#JORDAN85NIKEBASKET	253	5,060	2,530	7,590
2021	#JORDANEXQUISITEBGS8	280	3,500	2,800	6,300
2021	#JordanLeBronSignoftheTimes	600	7,500	6,000	13,500
2021	#JORDANROOKIEJERSEY	450	9,000	4,500	13,500
2021	#JORDANSIGNEDPROFESSIONALBAT	315	450	3,150	3,600
2021	#JoshAllenGoldBGS9.5	125	750	1,250	2,000
2021	#KAWHIBASKET	42	1,040	1,260	2,300
2021	#KOUFAX1955PSA8.5	192	-	1,920	1,920
2021	#KOUFAX55PSA9	2,250	18,000	22,500	40,500
2021	#LEBRONBLACKREFRACTOR	605	1,210	6,050	7,260
2021	#LEBRONEMBLEMSOFENDORSEMENT	300	8,000	6,000	14,000
2021	#LEBRONMELOWADETRIORC	2,112	-	21,120	21,120
2021	#LEBRONULTIMATE	495	9,900	4,950	14,850
2021	#MAGICBIRDDRJ	41	16,250	3,280	19,530
2021	#MAGICBIRDDRJPSA8BASKET	66	1,100	660	1,760
2021	#MAGICBIRDLOGOMAN	1,380	27,600	13,800	41,400
2021	#MAHOMESEMERALDRPABGS9	142	1,420	2,840	4,260
2021	#MahomesImmaculate1of1	800	10,000	8,000	18,000
2021	#MahomesNT8.5	590	7,375	5,900	13,275
2021	#MANTLE1952BOWMANPSA8	40	-	600	600
2021	#MANTLE1952TOPPSPSA8	1,380	13,800	13,800	27,600
2021	#MANTLE1956PSA8BASKET	235	705	1,175	1,880
2021	#MANTLE1960PSA9	252	-	2,518	2,518
2021	#Mantle1968PSA9Basket (2x)	170	1,360	1,700	3,060
2021	#Mantle54BowmanBasket	270	900	2,700	3,600
2021	#MARINOMANNINGFAVREJERSEYS	123	1,640	1,230	2,870
2021	#MAYS1951BOWMAN7	600	3,000	6,000	9,000
2021	#MAYS1951PHOTO	326	-	3,255	3,255
2021	#MAYS1952PSA8	1,375	11,000	13,750	24,750
2021	#Mays1956GrayPSA9	200	2,500	2,000	4,500
2021	#MAYS1959PSA9BASKET	291	-	1,456	1,456
2021	#MAYS1960PSA9	508	-	1,015	1,015
2021	#MessiMegacracks#71PSA9	400	1,090	4,000	5,090
2021	#MESSIROOKIEBASKET	246	4,920	2,460	7,380
2021	#MIKANRCPHOTO	350	-	3,500	3,500
2021	#MLBHALLOFFAMEBASEBALL	840	11,200	8,400	19,600
2021	#MONTANARCPSA10	232	2,320	2,320	4,640
2021	#MOOKIEBETTSGLOVE	336	-	3,360	3,360
2021	#OVECHKINTHECUPBGS8.5	175	1,400	1,750	3,150
2021	#OZZIESMITHRCBGS9.5	432	386	4,320	4,706
2021	#RICKEYHENDERSONRCPSA10	720	1,594	7,200	8,794
2021	#RODGERSPLAYOFFCONTENDERSGREEN	238	-	1,190	1,190
2021	#Ruth33GoudeySGC8	625	3,750	6,250	10,000
2021	#SeagerOrangeRefractorBasket	88	-	875	875
2021	#TATISBOWMANBLACKLABEL	800	8,000	8,000	16,000
2021	#TATUMFLAWLESS10	160	1,200	1,600	2,800
2021	#TEDWILLIAMS1939PLAYBALL	196	-	1,960	1,960
2021	#TIGERPUTTER	586	5,859	5,859	11,718
2021	#TIGERSIFORKIDS	140	-	1,400	1,400
2021	#TIGERSPAUTHENTICBGS9.5	90	1,505	903	2,408
2021	#TRAEYOUNGFLAWLESSBGS9	84	-	840	840
2021	#TysonRCBGS9Basket	240	85	2,400	2,485
2021	#UNITAS1965JERSEY	150	7,500	1,500	9,000
2021	#WILTCHAMBERLAIN61PSA9	740	9,250	7,400	16,650
2021	#YASTRZEMSKIRC9BASKET	247	-	2,468	2,468
2021	#ZIONRPABGS9	236	2,360	4,720	7,080
	Grand Total	47,567	455,619	551,261	1,006,880

December 31, 2020	4,405	62,860	102,590	165,450
June 30, 2021	43,162	392,759	448,671	841,430
Total	47,567	455,619	551,261	1,006,880

COLLECTABLE SPORTS ASSETS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2021 (Unaudited)

The Manager or Asset Manager also purchases an additional 0.5% interest in the Series for Cash. The following table lists the Managers or Asset Managers shares purchased by Series as of June 30, 2021.

CS Asset Manager, LLC Series	# of Shares	Cash Paid
#ALIWBCBELT	64	640
#CURRYBASKET	10	200
#JACKIEROBINSONAUTOBAT	5	240
#JORDANPSA10	50	500
#LEBRONROOKIE	10	250
#MAHOMESROOKIE	25	375
#MANTLEMINT1953	200	5,000
#RUTHGEHRIGBALL	10	360
#18-19BASKETBALLGROWTHBASKET	60	1,200
#1964KOUFAXJERSEY	63	633
#1969TOPPSBASKETBALLSET	22	540
#1986WAX	28	695
#2000PLAYOFFCONTENDERSWAX	12	116
#AARON1954PSA8.5	33	325
#ACUNAGOLD9.5	26	130
#ANDRE&HULKWRESTLINGBASKET	30	305
#ANDRETHEGIANT	6	55
#BANKS1954PSA9	17	425
#BettsBlueRefractorBasket	16	163
#BETTSGOLDREFRACTORBASKET	31	306
#BRADYPLAYOFFCONTENDERSBASKET	69	347
#BRADYREEBOKFLAWLESS	20	240
#BRADYROOKIE	28	283
#CHAMBERLAINHSUNIFORM	33	825
#ChamberlainPhilaJersey59-60	638	6,375
#Clemente1955PSA8	30	299
#CLEMENTEWHITE&GRAYBASKET	30	299
#COBBMINTE98	147	1,465
#COBBVINTAGET206PHOTO	14	139
#CROSBYTHECUPBASKET	56	560
#CURRYRPABGS9.5	226	2,260
#DeversSuperfractor	18	180
#DIMAGGIO1933BAT	26	263
#DONCICBLUEPSA10	31	313
#DURANTCHROMEREFRACTORPSA10	6	63
#DWADEULTIMATE	21	208
#ELWAY1984ROOKIECARDPSA10BASKET	15	149
#EMMITTSMITH10KJERSEY	12	120
#EMMITTSMITHMVPBASKET	11	210
#FRANKROBINSON1957PSA9BASKET	29	292
#GaryCarter1975PSA10Basket	19	186
#GIANNISGOLDIMMACULATE	21	205
#GIANNISRPA	56	563
#GLEYBERTORRESORANGE9.5	10	104
#GRETZKYOPEECHEE1979	34	335
#JETERFOILRCBASKETBGS9.5	50	499
#JokicRefractor1of1	12	120
#JORDAN85NIKEBASKET	44	442
#JORDANEXQUISITEBGS8	22	218
#JordanLeBronSignoftheTimes	83	825
#JORDANROOKIEJERSEY	42	423
#JORDANSIGNEDPROFESSIONALBAT	14	136
#JoshAllenGoldBGS9.5	15	150
#KAWHIBASKET	7	210
#KOUFAX1955PSA8.5	12	115
#KOUFAX55PSA9	148	1,475
#LEBRONBLACKREFRACTOR	64	640
#LEBRONEMBLEMSOFENDORSEMENT	29	575
#LEBRONMELOWADETRIORC	56	558
#LEBRONULTIMATE	49	493
#MAGICBIRDDRJ	22	1,760
#MAGICBIRDDRJPSA8BASKET	10	105
#MAGICBIRDLOGOMAN	112	1,115
#MAHOMESEMERALDRPABGS9	20	398
#MahomesImmaculate1of1	110	1,095
#MahomesNT8.5	39	394
#MANTLE1952BOWMANPSA8	5	75
#MANTLE1952TOPPSPSA8	197	1,965
#MANTLE1956PSA8BASKET	21	107
#MANTLE1960PSA9	20	199
#Mantle1968PSA9Basket (2x)	18	182
#Mantle54BowmanBasket	19	185
#MARINOMANNINGFAVREJERSEYS	9	90
#MAYS1951BOWMAN7	45	445
#MAYS1951PHOTO	13	134
#MAYS1952PSA8	119,500	1,195
#Mays1956GrayPSA9	16	160
#MAYS1959PSA9BASKET	19	94
#MAYS1960PSA9	36	73
#MessiMegacracks#71PSA9	43	430
#MESSIROOKIEBASKET	46	460
#MIKANRCPHOTO	14,500	145
#MLBHALLOFFAMEBASEBALL	38	380
#MONTANARCPSA10	18	178
#MOOKIEBETTSGLOVE	30	299
#OVECHKINTHECUPBGS8.5	12	115
#OZZIESMITHRCBGS9.5	35	352
#RICKEYHENDERSONRCPSA10	68	678
#RODGERSPLAYOFFCONTENDERSGREEN	20	99
#Ruth33GoudeySGC8	58	580
#SeagerOrangeRefractorBasket	8	80
#TATISBOWMANBLACKLABEL	58	575
#TATUMFLAWLESS10	23	230
#TEDWILLIAMS1939PLAYBALL	16	160
#TIGERPUTTER	56	562
#TIGERSIFORKIDS	7	68
#TIGERSPAUTHENTICBGS9.5	18	180
#TRAEYOUNGFLAWLESSBGS9	8	75
#TysonRCBGS9Basket	28	283
#UNITAS1965JERSEY	25	250
#WILTCHAMBERLAIN61PSA9	50	501
#YASTRZEMSKIRC9BASKET	20	198
#ZIONRPABGS9	32	645
Grand Total	138,406	52,903

COLLECTABLE SPORTS ASSETS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2021 (Unaudited)

NOTE 4: MEMBERS’ EQUITY

The members of each Series have certain rights with respect to the Series to which they are subscribed. Each Series generally holds a single asset or a collection of assets. A Series member is entitled to their pro rata share of the net profits derived from the Collectable Asset held in that series after deduction of expense allocations and direct expenses attributable to the Collectable Asset, based on their percentage of the total outstanding Interests in that Series.

The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, are solely the debts, obligations and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation or liability.

Distributions Upon Liquidation

Upon the occurrence of a liquidation event relating to the Company as a whole or any Series, the Manager (or a liquidator selected by the Manager) is charged with winding up the affairs of the Series or the Company as a whole, as applicable, and liquidating its assets. Upon the liquidation of a Series or the Company as a whole, as applicable, the Collectable Assets will be liquidated, and proceeds distributed as follows:

(i)	first, to any third-party creditors;

(ii)	second, to any creditors that are the Manager or its affiliates (e.g., payment of any outstanding Operating Expenses).

(iii)	first, 100% to the Interest holders of the relevant Series, allocated pro rata based on the number of Interests held by each Interest holder (which may include the Manager, any of its affiliates and asset sellers and which distribution within a Series will be made consistent with any preferences which exist within such Series) until the Interest holders receive back 100% of their capital contribution

NOTE 5:  RECENT ACCOUNTING PRONOUNCEMENTS

The Company does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 6: COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any material pending or threatened litigation against the Company, its members or its Manager.

COVID-19

The extent to which COVID-19 may impact our results will depend on future developments, which are highly uncertain and cannot be predicted as of the date of this report, including new information that may emerge concerning the severity of the pandemic and steps taken to contain the pandemic or treat its impact, among others. Nevertheless, the pandemic; the current financial, economic and capital markets environment; and future developments in the global supply chain and other areas present material uncertainty and risk with respect to our performance, financial condition, results of operations and cash flows.

The COVID-19 outbreak and resulting economic uncertainty may impact the value of value of collectables and the underlying assets. The extent of the impact and effects of the recent outbreak of the coronavirus (COVID-19) on the operation and financial performance of our business are unknown. However, the Company does not expect that the outbreak will have a material adverse effect on our business or financial results at this time.

COLLECTABLE SPORTS ASSETS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2021 (Unaudited)

NOTE 7:  SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 28, 2021. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements. The Company will have offering circulars in the future and continue to close IPO’s and offer assets for sale.

Item 4. Exhibits

EXHIBIT INDEX

Exhibit 2.1 – Certificate of Formation (1)

Exhibit 2.2 – Amended and Restated Limited Liability Company Agreement (3)

Exhibit 2.3 – Series Designation #RUTHGEHRIGBALL (Included in Exhibit 2.2) (3)

Exhibit 2.4 – [INTENTIONALLY OMITTED]

Exhibit 2.5 – Series Designation #LEBRONROOKIE (Included in Exhibit 2.2) (3)

Exhibit 2.6 – Series Designation #KAWHIBASKET (Included in Exhibit 2.2) (3)

Exhibit 2.7 – [INTENTIONALLY OMITTED]

Exhibit 2.8 – Amendment No. 1 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC. (4)

Exhibit 2.9 – Amendment No. 2 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC (6)

Exhibit 2.10 – Series Designation #JORDANPSA10 (Included in Exhibit 2.9) (6)

Exhibit 2.11 – Series Designation #COBBMINTE98 (Included in Exhibit 2.9, as amended by Exhibit 2.39) (6, 11)

Exhibit 2.12 – Amendment No. 3 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC (7)

Exhibit 2.13 – [INTENTIONALLY OMITTED]

Exhibit 2.14 – Series Designation #MAHOMESROOKIE (Included in Exhibit 2.12) (7)

Exhibit 2.15 – Series Designation #MAGICBIRDDRJ (Included in Exhibit 2.12) (7)

Exhibit 2.16 – Amendment No. 4 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC (8)

Exhibit 2.17 – Series Designation #JACKIEROBINSONAUTOBAT (Included in Exhibit 2.16 (8)

Exhibit 2.18 – Series Designation #UNITAS1965JERSEY (Included in Exhibit 2.16, as amended by Exhibit 2.39 (8, 11)

Exhibit 2.19 – Series Designation #ALIWBCBELT (Included in Exhibit 2.16 (8)

Exhibit 2.20 – Series Designation #CHAMBERLAINHSUNIFORM (Included in Exhibit 2.16 (8)

Exhibit 2.21 – [INTENTIONALLY OMITTED]

Exhibit 2.22 – Series Designation #TROUTGLOVE (Included in Exhibit 2.16, as amended by Exhibit 2.39, as further amended by Exhibit 2.155 (8, 11, 14)

Exhibit 2.23 – [INTENTIONALLY OMITTED]

Exhibit 2.24 – Series Designation #MOOKIEBETTSGLOVE (Included in Exhibit 2.16, as amended by Exhibit 2.39 (8, 11)

Exhibit 2.25 – Series Designation #LEBRONBLACKREFRACTOR (Included in Exhibit 2.16, as amended by Exhibit 2.39 (8,11)

Exhibit 2.26 – [INTENTIONALLY OMITTED]

Exhibit 2.27 – Series Designation #GIANNISRPA (Included in Exhibit 2.16 (8)

Exhibit 2.28 – Series Designation #BRADYROOKIE (Included in Exhibit 2.16 (8)

Exhibit 2.29 – Series Designation #1986WAX (Included in Exhibit 2.16 (8)

Exhibit 2.30 – [INTENTIONALLY OMITTED]

Exhibit 2.31 – Series Designation #GRETZKYOPEECHEE1979 (Included in Exhibit 2.16 (8)

Exhibit 2.32 – Series Designation #ZIONRPABGS9 (Included in Exhibit 2.16 (8)

Exhibit 2.33 – Amendment No. 5 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC (10)

Exhibit 2.34 – Series Designation #BANKS1954PSA9 (Included in Exhibit 2.33) (10)

Exhibit 2.35 – Series Designation #MANTLE1952BOWMANPSA8 (Included in Exhibit 2.33) (10)

Exhibit 2.36 – Series Designation #KOUFAX1955PSA8.5 (Included in Exhibit 2.33) (10)

Exhibit 2.37 – Series Designation #DURANTCHROMEREFRACTORPSA10 (Included in Exhibit 2.33) (10)

Exhibit 2.38 – Series Designation #GIANNISIMMACULATE (Included in Exhibit 2.33) (10)

Exhibit 2.39 –Amendment No. 6 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC (11)

Exhibit 2.40 – Series Designation #Mantle1952ToppsPSA8 (included in Exhibit 2.39) (11)

Exhibit 2.41 – [INTENTIONALLY OMITTED]

Exhibit 2.42 – Series Designation #JORDANROOKIEJERSEY (included in Exhibit 2.39) (11)

Exhibit Index - Page 1

Exhibit 2.43 – Series Designation #TIGERPUTTER (included in Exhibit 2.39) (11)

Exhibit 2.44 – [INTENTIONALLY OMITTED]

Exhibit 2.45 – Series Designation #MAHOMESEMERALDRPABGS9 (included in Exhibit 2.39) (11)

Exhibit 2.46 – Series Designation #18-19BASKETBALLGROWTHBASKET (included in Exhibit 2.39) (11)

Exhibit 2.47 – Series Designation #EMMITTSMITHMVPBASKET (included in Exhibit 2.39) (11)

Exhibit 2.48 – Series Designation #EMMITTSMITH10KJERSEY (included in Exhibit 2.39) (11)

Exhibit 2.49 – Amendment No. 7 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC (12)

Exhibit 2.50 – Series Designation #LEBRONULTIMATE (included in Exhibit 2.95) (14)

Exhibit 2.51 – Series Designation #TATISBOWMANBLACKLABEL (included in Exhibit 2.95) (14)

Exhibit 2.52 – Series Designation #GIANNISGOLDIMMACULATE (included in Exhibit 2.49) (12)

Exhibit 2.53 – Series Designation #TIGERSIFORKIDS (included in Exhibit 2.49) (12)

Exhibit 2.54 – Series Designation #ANDRETHEGIANT (included in Exhibit 2.49) (12)

Exhibit 2.55 – Series Designation #MARINOMANNINGFAVREJERSEYS (included in Exhibit 2.49) (12)

Exhibit 2.56 – Series Designation #GALESAYERSJERSEY (included in Exhibit 2.49) (12)

Exhibit 2.57 – Series Designation #DICKBUTKUSJERSEY (included in Exhibit 2.49) (12)

Exhibit 2.58 – Series Designation #2000PLAYOFFCONTENDERSWAX (included in Exhibit 2.49) (12)

Exhibit 2.597 – Series Designation #TEDWILLIAMS1939PLAYBALL (included in Exhibit 2.49 (12)

Exhibit 2.60 – Series Designation #TATUMFLAWLESS10 (included in Exhibit 2.49) (12)

Exhibit 2.61 – Series Designation # LEBRONEMBLEMSOFENDORSEMENT (included in Exhibit 2.49) (12)

Exhibit 2.62 – Amendment No. 8 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC (13)

Exhibit 2.63 – [INTENTIONALLY OMITTED]

Exhibit 2.64 – [INTENTIONALLY OMITTED]

Exhibit 2.65 – Series Designation #DoncicBluePSA10 (included in Exhibit 2.62) (13)

Exhibit 2.66 – Series Designation #Mays1960PSA9 (included in Exhibit 2.62) (13)

Exhibit 2.67 – Series Designation #Clemente1955PSA8 (included in Exhibit 2.95) (14)

Exhibit 2.68 – [INTENTIONALLY OMITTED]

Exhibit 2.69 – Series Designation #BradyPlayoffContendersBasket (included in Exhibit 2.62) (13)

Exhibit 2.70 – Series Designation #ClementeWhite&GrayBasket (included in Exhibit 2.95) (14)

Exhibit 2.71 – Series Designation #FrankRobinson1957PSA9Basket (included in Exhibit 2.62) (13)

Exhibit 2.72 – Series Designation #DWadeUltimate (included in Exhibit 2.62) (13)

Exhibit 2.73 – Series Designation #JeterFoilRCBasketBGS9.5 (included in Exhibit 2.95) (14)

Exhibit 2.74 – Series Designation #1964KoufaxJersey (included in Exhibit 2.62) (13)

Exhibit 2.75 – Series Designation #Clemente68Jersey (included in Exhibit 2.62) (13)

Exhibit 2.76 – Series Designation #HallOfFameBaseball (included in Exhibit 2.62) (13)

Exhibit 2.77 – Series Designation #Aaron1954PSA8.5 (included in Exhibit 2.62) (13)

Exhibit 2.78 – Series Designation #BettsGoldRefractorBASKET (included in Exhibit 2.95) (14)

Exhibit 2.79 – Series Designation #AcunaGold9.5 (included in Exhibit 2.62) (13)

Exhibit 2.80 – [INTENTIONALLY OMITTED]

Exhibit 2.81 – Series Designation #1969ToppsBasketballSet (included in Exhibit 2.62) (13)

Exhibit 2.82 – Series Designation #GleyberTorresOrange9.5 (included in Exhibit 2.62) (13)

Exhibit 2.83 – Series Designation #CobbVintageT206Photo (included in Exhibit 2.62) (13)

Exhibit 2.84 – Series Designation #Mays1951Photo (included in Exhibit 2.62) (13)

Exhibit 2.85 – Series Designation #RodgersPlayoffContendersGreen (included in Exhibit 2.62) (13)

Exhibit 2.86 – Series Designation #TraeYoungFlawlessBGS9 (included in Exhibit 2.62) (13)

Exhibit 2.87 – Series Designation #Mays1959PSA9Basket (included in Exhibit 2.62) (13)

Exhibit 2.88 – Series Designation #YastrzemskiRC9Basket (included in Exhibit 2.62) (13)

Exhibit 2.89 – Series Designation #Koufax55PSA9 (included in Exhibit 2.95) (14)

Exhibit 2.90 – Series Designation #MAYS1952PSA8 (included in Exhibit 2.95) (14)

Exhibit 2.91 – Series Designation #MANTLE1960PSA9 (included in Exhibit 2.62) (13)

Exhibit 2.92 – Series Designation #MONTANARCPSA10 (included in Exhibit 2.62) (13)

Exhibit 2.93 – Series Designation #TigerSPAuthenticBGS9.5 (included in Exhibit 2.62) (13)

Exhibit 2.94 – Series Designation #Mantle1956PSA8Basket (included in Exhibit 2.62) (13)

Exhibit 2.94 – Series Designation #MagicBirdDrJPSA8Basket (included in Exhibit 2.62) (13)

Exhibit Index - Page 2

Exhibit 2.95 – Amendment No. 9 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC (14)

Exhibit 2.96 - Series Designation #RickeyHendersonRCPSA10 (included in Exhibit 2.95) (14)

Exhibit 2.97 - Series Designation #MikanRCPhoto (included in Exhibit 2.95) (14)

Exhibit 2.98 - Series Designation #Mantle52ToppsPhoto (included in Exhibit 2.95) (14)

Exhibit 2.99 - Series Designation #NamathRCPhoto (included in Exhibit 2.95) (14)

Exhibit 2.100 - [INTENTIONALLY OMITTED]

Exhibit 2.101 - Series Designation #Mantle52ToppsPSA7 (included in Exhibit 2.95) (14)

Exhibit 2.102 - Series Designation #CrosbyTheCupBasket (included in Exhibit 2.95) (14)

Exhibit 2.103 - Series Designation #OvechkinTheCupBGS8.5 (included in Exhibit 2.95) (14)

Exhibit 2.104 - Series Designation #JordanExquisiteBGS8 (included in Exhibit 2.95) (14)

Exhibit 2.105 - Series Designation #CurryRPABGS9.5 (included in Exhibit 2.95) (14)

Exhibit 2.106 - Series Designation #JordanSignedProfessionalBat (included in Exhibit 2.95) (14)

Exhibit 2.107 - Series Designation #DiMaggio1933Bat (included in Exhibit 2.95) (14)

Exhibit 2.108 - Series Designation #Ruth1916SportingNewsPSA7 (included in Exhibit 2.95) (14)

Exhibit 2.109 - Series Designation #Andre&HulkWrestlingBasket (included in Exhibit 2.95) (14)

Exhibit 2.110 - Series Designation #FrankRobinson500HRBat (included in Exhibit 2.95) (14)

Exhibit 2.111 - Series Designation #MagicBirdLogoMan (included in Exhibit 2.95) (14)

Exhibit 2.112 - Series Designation #MessiRookieBasket (included in Exhibit 2.95) (14)

Exhibit 2.113 - Series Designation #ChamberlainPhilaJersey59-60 (included in Exhibit 2.95) (14)

Exhibit 2.114 - Series Designation #LeBronMeloWadeTrioRC (included in Exhibit 2.95) (14)

Exhibit 2.115 - Series Designation #Mantle54BowmanBasket (included in Exhibit 2.95) (14)

Exhibit 2.116 - Series Designation #BettsBlueRefractorBasket (included in Exhibit 2.95) (14)

Exhibit 2.117 - [INTENTIONALLY OMITTED]

Exhibit 2.118 - [INTENTIONALLY OMITTED]

Exhibit 2.119 - [INTENTIONALLY OMITTED]

Exhibit 2.120 - Series Designation #Ruth33GoudeySGC8 (included in Exhibit 2.95) (14)

Exhibit 2.121 - Series Designation #MayweatherRCPSA10 (included in Exhibit 2.95, as amended by Exhibit 2.155 and 2.329 (14, 15, 19).

Exhibit 2.122 - Series Designation #TysonRCBGS9Basket (included in Exhibit 2.95) (14)

Exhibit 2.123 - Series Designation #Elway1984RookieCardPSA10Basket (included in Exhibit 2.95) (14)

Exhibit 2.124 - Series Designation #Marino1984RookieCardBGS10Basket (included in Exhibit 2.95) (14)

Exhibit 2.125 - Series Designation #KobeReebokIversonRetros (included in Exhibit 2.95) (14)

Exhibit 2.126 - Series Designation #Mays1951Bowman7 (included in Exhibit 2.95) (14)

Exhibit 2.127 - Series Designation #OzzieSmithRCBGS9.5 (included in Exhibit 2.95) (14)

Exhibit 2.128 - Series Designation #PaulMolitor1978ToppsPSA10 (included in Exhibit 2.95) (14)

Exhibit 2.129 - Series Designation #Mantle1968PSA9Basket (included in Exhibit 2.95) (14)

Exhibit 2.130 - Series Designation #GaryCarter1975PSA10Basket (included in Exhibit 2.95) (14)

Exhibit 2.131 - Series Designation #Mantle1966ToppsPSA9Basket (included in Exhibit 2.95) (14)

Exhibit 2.132 - Series Designation #Mantle1957ToppsPSA8.5 (included in Exhibit 2.95) (14)

Exhibit 2.133 - Series Designation #WadeChromeRefractorBGS10 (included in Exhibit 2.95) (14)

Exhibit 2.134 - Series Designation #DeversSuperfractor (included in Exhibit 2.95) (14)

Exhibit 2.135 - Series Designation #JoshAllenGoldBGS9.5 (included in Exhibit 2.95) (14)

Exhibit 2.136 - Series Designation #Maris58ToppsPSA9 (included in Exhibit 2.95, as amended by Exhibit 2.155) (14, 15)

Exhibit 2.137 - Series Designation #Mantle56PSA9 (included in Exhibit 2.95) (14)

Exhibit 2.138 - Series Designation #MessiMegacracks#71PSA9 (included in Exhibit 2.95) (14)

Exhibit 2.139 - Series Designation #JackieRobinson53Topps8 (included in Exhibit 2.95) (14)

Exhibit 2.140 - Series Designation #Mays1956GrayPSA9 (included in Exhibit 2.95) (14)

Exhibit 2.141 - Series Designation #Mantle1965Topps9 (included in Exhibit 2.95, as amended by Exhibit 2.155) (14)

Exhibit 2.142 - Series Designation #Mantle1967Topps9 (included in Exhibit 2.95) (14)

Exhibit 2.143 - Series Designation #Mantle1964Topps9 (included in Exhibit 2.95) (14)

Exhibit 2.144 - Series Designation #Ruth1933GoudeyRedAutographed (included in Exhibit 2.95, as amended by Exhibit 2.155) (14, 15)

Exhibit Index - Page 3

Exhibit 2.145 - Series Designation #Mantle1960Topps9 (included in Exhibit 2.95, as amended by Exhibit 2.155) (14, 15)

Exhibit 2.146 - Series Designation #Mantle1969Topps9 (included in Exhibit 2.95, as amended by Exhibit 2.155) (14, 15)

Exhibit 2.147 - Series Designation #SeagerOrangeRefractorBasket (included in Exhibit 2.95) (14)

Exhibit 2.148 - Series Designation #MahomesNT8.5 (included in Exhibit 2.95) (14)

Exhibit 2.149- [INTENTIONALLY OMITTED]

Exhibit 2.150 - Series Designation #LukaRookieJersey (included in Exhibit 2.95) (14)

Exhibit 2.151 - [INTENTIONALLY OMITTED]

Exhibit 2.152 - Series Designation #MahomesImmaculate1of1 (included in Exhibit 2.95) (14)

Exhibit 2.153 - Series Designation #JordanLeBronSignoftheTimes (included in Exhibit 2.95) (14)

Exhibit 2.154 - Series Designation #LeBronMeloDualLogoman (included in Exhibit 2.95) (14)

Exhibit 2.155 – Amendment No. 10 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC (15)

Exhibit 2.156 - Series Designation #JokicRefractor1of1 (included in Exhibit 2.155) (15)

Exhibit 2.157 - Series Designation #KillebrewJersey (included in Exhibit 2.155) (15)

Exhibit 2.158 - [INTENTIONALLY OMITTED]

Exhibit 2.159 - Series Designation #KawhiNT9.5 (included in Exhibit 2.155) (15)

Exhibit 2.160 - Series Designation #LukaWhiteSparkle (included in Exhibit 2.155) (15)

Exhibit 2.161 - Series Designation #WadeExquisite8.5 (included in Exhibit 2.155) (15)

Exhibit 2.162 - Series Designation #JordanLeBronMagicTripleSigs (included in Exhibit 2.155) (15)

Exhibit 2.163 - Series Designation #KobeAtomicRefractor (included in Exhibit 2.155) (15)

Exhibit 2.164 - Series Designation #LeBronSPXBGS9.5 (included in Exhibit 2.155) (15)

Exhibit 2.165 - Series Designation #SandersPaytonPassingtheTorch (included in Exhibit 2.155) (15)

Exhibit 2.166 - Series Designation #1955ToppsBaseballSet (included in Exhibit 2.155) (15)

Exhibit 2.167 - Series Designation #LouGehrigRCPhoto (included in Exhibit 2.155) (15)

Exhibit 2.168 - Series Designation #DonovanMitchellNT9.5 (included in Exhibit 2.155) (15)

Exhibit 2.169 - [INTENTIONALLY OMITTED]

Exhibit 2.170 - Series Designation #AliRookieCardBVG8 (included in Exhibit 2.155) (15)

Exhibit 2.171 - Series Designation #KoufaxPSA8 (included in Exhibit 2.155) (15)

Exhibit 2.172 - Series Designation #BreesFinestBasket (included in Exhibit 2.155) (15)

Exhibit 2.173 - Series Designation #KevinDurantExquisiteBGS9 (included in Exhibit 2.155) (15)

Exhibit 2.174 - Series Designation #ShaqRCPSA10Basket (included in Exhibit 2.155, as amended by Exhibit 2.381 (15, 19).

Exhibit 2.175 - Series Designation #TroutBowmanBasket (included in Exhibit 2.155) (15)

Exhibit 2.176 - Series Designation #SatchelPaige48LeafSGC30 (included in Exhibit 2.155) (15)

Exhibit 2.177 - Series Designation #ShoelessJoeJackson1915PSA8 (included in Exhibit 2.155) (15)

Exhibit 2.178 - Series Designation #1982ToppsBaseballTrayPackCase (included in Exhibit 2.155) (15)

Exhibit 2.179 - Series Designation #1909E95SGCSet (included in Exhibit 2.155) (15)

Exhibit 2.180 - Series Designation #NegroLeagueLegendaryCutsBasket (included in Exhibit 2.155) (15)

Exhibit 2.181 - Series Designation #AcunaBowman10Basket (included in Exhibit 2.155) (15)

Exhibit 2.182 - Series Designation #LukaFlawless9.5 (included in Exhibit 2.155) (15)

Exhibit 2.183 - Series Designation #03ExquisiteBox (included in Exhibit 2.155) (15)

Exhibit 2.184 - Series Designation #Jordan85StarBGS8.5 (included in Exhibit 2.155) (15)

Exhibit 2.185 - Series Designation #NTBBallWaxBundle (included in Exhibit 2.155) (15)

Exhibit 2.186 - Series Designation #BradyChampionshipTicket (included in Exhibit 2.155) (15)

Exhibit 2.187 - Series Designation #TroutBowmanPristine (included in Exhibit 2.155) (15)

Exhibit 2.188 - Series Designation #LBJExquisite (included in Exhibit 2.155) (15)

Exhibit 2.189 - Series Designation #Kobe96RefractorBGS9.5 (included in Exhibit 2.155) (15)

Exhibit 2.190 - Series Designation #03ToppsChromeWax (included in Exhibit 2.155) (15)

Exhibit 2.191 - Series Designation #BradyBowman10 (included in Exhibit 2.155) (15)

Exhibit 2.192 - Series Designation #KDToppsChrome10 (included in Exhibit 2.155) (15)

Exhibit 2.193 - Series Designation #LBJKobeToppsBasket (included in Exhibit 2.155) (15)

Exhibit 2.194 - Series Designation #SotoOrangeRefractorBGS9.5 (included in Exhibit 2.155) (15)

Exhibit 2.195 - Series Designation #TroutFinestSuperfractor (included in Exhibit 2.155) (15)

Exhibit 2.196 - [INTENTIONALLY OMITTED]

Exhibit 2.197 - Series Designation #Jordan86FleerBGS9.5Basket (included in Exhibit 2.155) (15)

Exhibit Index - Page 4

Exhibit 2.198 - Series Designation #OvechkinSPAuthBasket9.5 (included in Exhibit 2.155) (15)

Exhibit 2.199 - Series Designation #Mantle1963PSA9 (included in Exhibit 2.155) (15)

Exhibit 2.200 - Series Designation #Gretzky1979Topps9 (included in Exhibit 2.155, as amended by Exhibit 2.329 (15, 19).

Exhibit 2.201 - Series Designation #MessiMegacracksBGS9.5Basket (included in Exhibit 2.155) (15)

Exhibit 2.202 - Series Designation #HonusWagner1910PSA5 (included in Exhibit 2.155) (15)

Exhibit 2.203 - Series Designation #Mantle1953Bowman8Basket (included in Exhibit 2.155) (15)

Exhibit 2.204 - Series Designation #Mantle1953Topps8 (included in Exhibit 2.155) (15)

Exhibit 2.205 - Series Designation #Mays1957LadderBasket (included in Exhibit 2.155) (15)

Exhibit 2.206 - Series Designation #AaronDecadeBasket (included in Exhibit 2.155) (15)

Exhibit 2.207 - Series Designation #BillRussellExquisiteBGS9 (included in Exhibit 2.155) (15)

Exhibit 2.208 - [INTENTIONALLY OMITTED]

Exhibit 2.209 - Series Designation #TraeYoungFlawlessGreenBGS9 (included in Exhibit 2.155) (15)

Exhibit 2.210 - Series Designation #MagicBirdDrJ1980PSA9 (included in Exhibit 2.155) (15)

Exhibit 2.211 - Series Designation #Brady2000SPXSpectrumBGS9.5 (included in Exhibit 2.155) (15)

Exhibit 2.212 - Series Designation #MPJChampionshipTicket (included in Exhibit 2.155) (15)

Exhibit 2.213 - Series Designation #ErlingHaalandPSA10Basket (included in Exhibit 2.155, as amended by Exhibit 2.381 (15, 19).

Exhibit 2.214 - Amendment No. 11 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC (17)

Exhibit 2.215 - Series Designation #JordanFleer86SGC10 (included in Exhibit 2.214) (17)

Exhibit 2.216 - Series Designation #TigerTournamentShirtBasket (included in Exhibit 2.214) (17)

Exhibit 2.217 - Series Designation #DuncanParkerGinobiliTripleLogoman (included in Exhibit 2.214) (17)

Exhibit 2.218 - Series Designation #YaoDuncanDirkTripleLogoman (included in Exhibit 2.214) (17)

Exhibit 2.219 - Series Designation #MahomesContendersCrackedIce8 (included in Exhibit 2.214) (17)

Exhibit 2.220 - Series Designation #JordanLeBronSPXDualForces (included in Exhibit 2.214) (17)

Exhibit 2.221 - Series Designation #GarnettLeBronDualLogoman (included in Exhibit 2.214) (17)

Exhibit 2.222 - Series Designation #LeBronMcGradyLogoman (included in Exhibit 2.214) (17)

Exhibit 2.223 - Series Designation #KobeLeBronJordanMagicQuadAuto (included in Exhibit 2.214) (17)

Exhibit 2.224 - Series Designation #CristianoRonaldoRC1of1 (included in Exhibit 2.214) (17)

Exhibit 2.225 - Series Designation #Serena03NetProPSA10Basket (included in Exhibit 2.214) (17)

Exhibit 2.226 - Series Designation #JustinHerbertHiddenTreasureRPA (included in Exhibit 2.214) (17)

Exhibit 2.227 - Series Designation #AmareGarnettMcGradyTripleLogoman (included in Exhibit 2.214) (17)

Exhibit 2.228 - Series Designation #LeBronCredentials (included in Exhibit 2.214) (17)

Exhibit 2.229 - Series Designation #LeBronBlackDiamond (included in Exhibit 2.214) (17)

Exhibit 2.230 - Series Designation #MahomesBronzeBasket (included in Exhibit 2.214) (17)

Exhibit 2.231 - Series Designation #CurryChromeRefractorPSA10 (included in Exhibit 2.214) (17)

Exhibit 2.232 - Series Designation #Kobe96FinestRefractorsBGS9.5 (included in Exhibit 2.214) (17)

Exhibit 2.233 - Series Designation #TigerSP1010 (included in Exhibit 2.214) (17)

Exhibit 2.234 - Series Designation #LeBronBowmanRefractor10 (included in Exhibit 2.214) (17)

Exhibit 2.235 - Series Designation #KobeBryantEssentialCredentialsBGS9.5 (included in Exhibit 2.214) (17)

Exhibit 2.236 - Series Designation #LeBronNumberPieceBGS8.5 (included in Exhibit 2.214) (17)

Exhibit 2.237 - Series Designation #Mikan48BowmanPSA7 (included in Exhibit 2.214) (17)

Exhibit 2.238 - Series Designation #ZionPrizmsBlueBGS10 (included in Exhibit 2.214) (17)

Exhibit 2.239 - Series Designation #MichaelPorterJrBasket (included in Exhibit 2.214) (17)

Exhibit 2.240 - Series Designation #KawhiFlawlessRainbow (included in Exhibit 2.214) (17)

Exhibit 2.241 - Series Designation #TheRockBumbleBeePSA10 (included in Exhibit 2.214) (17)

Exhibit 2.242 - Series Designation #JimmieFoxx1938Bat (included in Exhibit 2.214) (17)

Exhibit 2.243 - Series Designation #Mantle57AutoBat (included in Exhibit 2.214) (17)

Exhibit 2.244 - Series Designation #Clemente65-68Bat (included in Exhibit 2.214) (17)

Exhibit 2.245 - Series Designation #SadaharuOhBat (included in Exhibit 2.214) (17)

Exhibit 2.246 - Series Designation #TedWilliamsTripleCrownBat (included in Exhibit 2.214) (17)

Exhibit 2.247 - Series Designation #BabeRuthBowsOutPhoto (included in Exhibit 2.214) (17)

Exhibit 2.248 - Series Designation #LukaTiger9.5 (included in Exhibit 2.214) (17)

Exhibit 2.249 - Series Designation #GiannisGoldPrizmPSA9 (included in Exhibit 2.214) (17)

Exhibit 2.250 - Series Designation #JordanMagicLeBronTripleAutoJersey (included in Exhibit 2.214) (17)

Exhibit 2.251 - Series Designation #UnitasPSA8 (included in Exhibit 2.214, as amended by Exhibit 2.381 (15, 19).

Exhibit 2.252 - Series Designation #MahomesNT1of1 (included in Exhibit 2.214) (17)

Exhibit Index - Page 5

Exhibit 2.253 – Amendment No. 12 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC (18)

Exhibit 2.254 - Series Designation #DirkNowitzkiBasket (included in Exhibit 2.253) (18)

Exhibit 2.255 - Series Designation #LeBronEXEssentialCredentialsBGS9.5 (included in Exhibit 2.253) (18)

Exhibit 2.256 - Series Designation #TrevorLawrenceLeafBasket (included in Exhibit 2.253, as amended by Exhibit 2.381 (18, 19)

Exhibit 2.257 - Series Designation #GarnettStoudemireDualLogoman (included in Exhibit 2.253) (18)

Exhibit 2.258 - Series Designation #JordanMagicDualJerseyAutosBGS9 (included in Exhibit 2.253) (18)

Exhibit 2.259 - Series Designation #Ruth1914BaltimoreNewsSGC3 (included in Exhibit 2.253) (18)

Exhibit 2.260 - Series Designation #MahomesSBTicket (included in Exhibit 2.253) (18)

Exhibit 2.261 - Series Designation #MahomesGoldPrizm (included in Exhibit 2.253) (18)

Exhibit 2.262 - [INTENTIONALLY OMITTED]

Exhibit 2.263 - Series Designation #1916Thorpe (included in Exhibit 2.253) (18)

Exhibit 2.264 - Series Designation #48LeafRuthSGC8 (included in Exhibit 2.253) (18)

Exhibit 2.265 - Series Designation #48LeafPaige3.5 (included in Exhibit 2.253) (18)

Exhibit 2.266 - [INTENTIONALLY OMITTED]

Exhibit 2.267 - [INTENTIONALLY OMITTED]

Exhibit 2.268 - Series Designation #OrangeDominguez (included in Exhibit 2.253) (18)

Exhibit 2.269 - Series Designation #MahomesGoldNT (included in Exhibit 2.253) (18)

Exhibit 2.270 - [INTENTIONALLY OMITTED]

Exhibit 2.271 - Series Designation #JordanExquisite8.5Flashback (included in Exhibit 2.253) (18)

Exhibit 2.272 - Series Designation #PurpleMookie (included in Exhibit 2.253) (18)

Exhibit 2.273 - [INTENTIONALLY OMITTED]

Exhibit 2.274 - Series Designation #LeBronExquisiteBasket (included in Exhibit 2.253) (18)

Exhibit 2.275 - Series Designation #KareemPointsRecordBall (included in Exhibit 2.253) (18)

Exhibit 2.276 - Series Designation #JackieRobinson1952ToppsPSA8.5 (included in Exhibit 2.253) (18)

Exhibit 2.277 - Series Designation #WillieMays1968Jersey (included in Exhibit 2.253) (18)

Exhibit 2.278 - Series Designation #WiltChamberlainLakersRoadJersey (included in Exhibit 2.253) (18)

Exhibit 2.279 - [INTENTIONALLY OMITTED]

Exhibit 2.280 - Series Designation #CurryRefractor9.5 (included in Exhibit 2.253) (18)

Exhibit 2.281 - Series Designation #JordanLastDanceSneakers (included in Exhibit 2.253) (18)

Exhibit 2.282 - Series Designation #ScottiePippenLastDanceSneakers (included in Exhibit 2.253) (18)

Exhibit 2.283 - Series Designation #PeytonManningMVPHelmet (included in Exhibit 2.253) (18)

Exhibit 2.284 - Series Designation #ChicagoBullsDynastyHardwood (included in Exhibit 2.253) (18)

Exhibit 2.285 - Series Designation #PaulPierce05ASGSneakers (included in Exhibit 2.253) (18)

Exhibit 2.286 - Series Designation #PaulPierce09ASGJersey (included in Exhibit 2.253) (18)

Exhibit 2.287 - Series Designation #LinsanityKnicksJersey (included in Exhibit 2.253) (18)

Exhibit 2.288 - Series Designation #YaoMingFinalGameSneakers (included in Exhibit 2.253) (18)

Exhibit 2.289 - Series Designation #HakeemOlajuwon96-97RoadJersey (included in Exhibit 2.253) (18)

Exhibit 2.290 - Series Designation #CharlesBarkleySunsJersey (included in Exhibit 2.253) (18)

Exhibit 2.291 - Series Designation #TraeYoungFirstCareerStartJersey (included in Exhibit 2.253) (18)

Exhibit 2.292 - Series Designation #AlexRodriguez09WSUniform (included in Exhibit 2.253) (18)

Exhibit 2.293 - Series Designation #MichaelJordanFinalGameShorts (included in Exhibit 2.253) (18)

Exhibit 2.294 - Series Designation #JordanFinalGameWarmUpShirt (included in Exhibit 2.253) (18)

Exhibit 2.295 - Series Designation #KevinDurantHSJersey (included in Exhibit 2.253) (18)

Exhibit 2.296 - Series Designation #ImKevinDurantWarriorsJersey (included in Exhibit 2.253) (18)

Exhibit 2.297 - Series Designation #LonzoBallUCLAJersey (included in Exhibit 2.253) (18)

Exhibit 2.298 - Series Designation #EmbiidFirst50PointGameJersey (included in Exhibit 2.253) (18)

Exhibit 2.299 - Series Designation #PaulPierce2010ASGJersey (included in Exhibit 2.253) (18)

Exhibit 2.300 - Series Designation #PaulPierce2012ASGJersey (included in Exhibit 2.253) (18)

Exhibit 2.301 - Series Designation #TimDuncanPMGGreen (included in Exhibit 2.253) (18)

Exhibit 2.303 - Series Designation #ChrisBoshGameWornRaptorsSneakers (included in Exhibit 2.253) (18)

Exhibit 2.304 - Series Designation #TimDuncanSpursJersey (included in Exhibit 2.253) (18)

Exhibit 2.305 - Series Designation #StephCurrySneakers (included in Exhibit 2.253) (18)

Exhibit 2.306 - Series Designation #LeBronJames2010WarmUpShirt (included in Exhibit 2.253) (18)

Exhibit 2.307 - Series Designation #DirkNowitzkiJersey (included in Exhibit 2.253) (18)

Exhibit 2.309 - Series Designation #GarnettStPatricksDayCelticsJersey (included in Exhibit 2.253) (18)

Exhibit Index - Page 6

Exhibit 2.310 - Series Designation #DaveBingSigned50GreatestNBAPlayersLithograph (included in Exhibit 2.253) (18)

Exhibit 2.311 - Series Designation #KobeFinalSeasonSneakers (included in Exhibit 2.253) (18)

Exhibit 2.312 - Series Designation #KyrieIrvingNetsDebutSneakers (included in Exhibit 2.253) (18)

Exhibit 2.313 - Series Designation #KobeBryantFinalASGBall (included in Exhibit 2.253) (18)

Exhibit 2.314 - Series Designation #KobeBryant2001WarmUpJacket (included in Exhibit 2.253) (18)

Exhibit 2.315 - Series Designation #KobeBryantRookieSneakers (included in Exhibit 2.253) (18)

Exhibit 2.316 - Series Designation #KobeBryantRoyalBlueJordanSneakers (included in Exhibit 2.253) (18)

Exhibit 2.317 - Series Designation #KarlMalone1992JazzJersey (included in Exhibit 2.253) (18)

Exhibit 2.318 - Series Designation #MbappeOrangeChrome9.5 (included in Exhibit 2.253) (18)

Exhibit 2.319 - Series Designation #MahomesCamoPSA10 (included in Exhibit 2.253) (18)

Exhibit 2.320 - Series Designation #LeBronMeloBosh2008TripleLogoMan (included in Exhibit 2.253) (18)

Exhibit 2.321 - Series Designation #LaMeloBallYoungestTripleDoubleNBAHistoryJersey (included in Exhibit 2.253) (18)

Exhibit 2.322 - Series Designation #LeBron07-08CavsJersey (included in Exhibit 2.253) (18)

Exhibit 2.323 - Series Designation #IversonMVPJersey (included in Exhibit 2.253) (18)

Exhibit 2.324 - Series Designation #LeBron2019LakersChampionshipYearSneakers (included in Exhibit 2.253) (18)

Exhibit 2.325 - Series Designation #KobeBryantFirstWhite#24Jersey (included in Exhibit 2.253) (18)

Exhibit 2.326 - Series Designation #EddiePlankT206PSA4 (included in Exhibit 2.253) (18)

Exhibit 2.327 - Series Designation #Giannis48PointGameSneakers (included in Exhibit 2.253) (18)

Exhibit 2.328 - Series Designation #JackieLeaf3.5 (included in Exhibit 2.253, as amended by Exhibit 2.381 (18, 19)

Exhibit 2.329 - Amendment No. 13 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC (19)

Exhibit 2.330 - Series Designation #OscarRobertsonCincinnatiRoyalsJersey (included in Exhibit 2.329) (19)

Exhibit 2.331 - Series Designation #MikeTrout2017Jersey (included in Exhibit 2.329) (19)

Exhibit 2.332 - Series Designation #ShaqRookieWarmUpJacket (included in Exhibit 2.329) (19)

Exhibit 2.333 - Series Designation #LeBronLakersCavsEmployeeGame (included in Exhibit 2.329) (19)

Exhibit 2.334 - Series Designation #ReggieMiller1stASGJersey (included in Exhibit 2.329) (19)

Exhibit 2.335 - Series Designation #KevinGarnettFinalCareerJersey (included in Exhibit 2.329) (19)

Exhibit 2.336 - Series Designation #GiannisMVPSeasonPlayoffJersey (included in Exhibit 2.329) (19)

Exhibit 2.337 - Series Designation #KobeBryantFinalMSGGame (included in Exhibit 2.329) (19)

Exhibit 2.338 - Series Designation #LarryBird3PointContestShirt (included in Exhibit 2.329) (19)

Exhibit 2.339 - Series Designation #YaoMingJersey (included in Exhibit 2.329) (19)

Exhibit 2.340 - Series Designation #KobeBryant81PointGameShirt (included in Exhibit 2.329) (19)

Exhibit 2.341 - Series Designation #LeBronRookieShoes (included in Exhibit 2.329) (19)

Exhibit 2.342 - Series Designation #KobeBryant50PointStreak (included in Exhibit 2.329) (19)

Exhibit 2.343 - Series Designation #JeterYankeePinstripesJersey2006 (included in Exhibit 2.329) (19)

Exhibit 2.344 - Series Designation #1952MaysBerkRossPSA9 (included in Exhibit 2.329) (19)

Exhibit 2.345 - Series Designation #1952MantleBerkRossPSA8 (included in Exhibit 2.329) (19)

Exhibit 2.346 - Series Designation #1954BowmanMaysPSA9 (included in Exhibit 2.329) (19)

Exhibit 2.347 - Series Designation #Mays1969ToppsPSA10 (included in Exhibit 2.329) (19)

Exhibit 2.348 - Series Designation #Banks68&69ToppsPSA10Basket (included in Exhibit 2.329) (19)

Exhibit 2.349 - Series Designation #NolanRyan1968MiltonBradleyPSA9 (included in Exhibit 2.329) (19)

Exhibit 2.350 - [INTENTIONALLY OMITTED

Exhibit 2.351 - Series Designation #LeBron2017ECFCavsJersey (included in Exhibit 2.329) (19)

Exhibit 2.352 - Series Designation #TraeYoungSneakers43ptGame (included in Exhibit 2.329) (19)

Exhibit 2.353 - Series Designation #KobeFinalGameVsTorontoSneakers (included in Exhibit 2.329) (19)

Exhibit 2.354 - Series Designation #KobeFinalSeasonSneakersVsDenver (included in Exhibit 2.329) (19)

Exhibit 2.355 - Series Designation #KobeBlackHistoryMonthFinalSeasonShoes (included in Exhibit 2.329) (19)

Exhibit 2.356 - Series Designation #LeBronMiamiECF2013Jersey (included in Exhibit 2.329) (19)

Exhibit 2.357 - Series Designation #JamesHardenNipseyHustleSneakers (included in Exhibit 2.329) (19)

Exhibit 2.358 - Series Designation #AnthonyDavisLakersKobeBryantPatchJersey (included in Exhibit 2.329) (19)

Exhibit 2.359 - Series Designation #DonovanMitchellSneakers16Games2018-19 (included in Exhibit 2.329) (19)

Exhibit 2.360 - Series Designation #GiannisFirstMVPSeasonShoes (included in Exhibit 2.329) (19)

Exhibit 2.361 - Series Designation #TraeYoungSummerLeagueJersey (included in Exhibit 2.329) (19)

Exhibit Index - Page 7

Exhibit 2.362 - Series Designation #Jordan98PlayoffBullsSignedJersey (included in Exhibit 2.329) (19)

Exhibit 2.363 - Series Designation #DevinBookerBeLegendarySneakers (included in Exhibit 2.329) (19)

Exhibit 2.364 - Series Designation #LukaDoncic2021PlayoffsSneakers (included in Exhibit 2.329) (19)

Exhibit 2.365 - Series Designation #1959ToppsBaseballSet (included in Exhibit 2.329) (19)

Exhibit 2.366 - Series Designation #WarrenSpahn1948LeafPSA9 (included in Exhibit 2.329) (19)

Exhibit 2.367 - Series Designation #RoyCampanella1949BowmanPSA9 (included in Exhibit 2.329) (19)

Exhibit 2.368 - Series Designation #OttoGraham1950BowmanPSA9 (included in Exhibit 2.329) (19)

Exhibit 2.369 - Series Designation #AlKaline1954ToppsPSA9 (included in Exhibit 2.329) (19)

Exhibit 2.370 - Series Designation #HarmonKillebrew1955ToppsPSA9 (included in Exhibit 2.329) (19)

Exhibit 2.371 - Series Designation #SandyKoufax1956ToppsGrayBackPSA9 (included in Exhibit 2.329) (19)

Exhibit 2.372 - Series Designation #Trout09BowmanRedRefractorBGS9.5 (included in Exhibit 2.329) (19)

Exhibit 2.373 - Series Designation #VladJr16BowmanRedRefractorBGS9.5 (included in Exhibit 2.329) (19)

Exhibit 2.374 - Series Designation #AaronJudgeSuperfractorBGS9.5 (included in Exhibit 2.329) (19)

Exhibit 2.375 - Series Designation #CyYoung1910E98RedPSA10 (included in Exhibit 2.329) (19)

Exhibit 2.376 - Series Designation #JackieRobinson1950BowmanPSA9 (included in Exhibit 2.329) (19)

Exhibit 2.377 - Series Designation #BabeRuth1917CollinsMcCarthySGC2 (included in Exhibit 2.329) (19)

Exhibit 2.378 - Series Designation #SatchelPaige1949BowmanSGC8 (included in Exhibit 2.329) (19)

Exhibit 2.379 - Series Designation #LamarJacksonNTMidnightRPAPSA10 (included in Exhibit 2.329) (19)

Exhibit 2.380 – Series Designation #LeBronJamesBlockSeries1TopShot (included in Exhibit 2.329) (19)

Exhibit 2.381 – Amendment No. 14 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC (19)

Exhibit 2.382 - Series Designation #Ruth1918LouisvilleSluggerSignedLetter (included in Exhibit 2.381) (19)

Exhibit 2.383 – Series Designation #BobbyOrrBruinsJersey (included in Exhibit 2.381) (19)

Exhibit 3 – Instruments defining the rights of securities holder (see Exhibits 2.1, 2.2, 2.8, 2.9, 2.12, 2.16, 2.13, 2.39, 2.49, 2.62, 2.95, 2.155, 2.214 and 2.253)

Exhibit 4 – Form of Subscription Agreement (5)

Exhibit 6.1 – Consignment Agreement for Series Assets (3)

Exhibit 6.2 – Asset Management Agreement #RUTHGEHRIGBALL(2)

Exhibit 6.3 – [INTENTIONALLY OMITTED]

Exhibit 6.4 – Asset Management Agreement #LEBRONROOKIE (2)

Exhibit 6.5 – Asset Management Agreement #KAWHIBASKET (2)

Exhibit 6.6 – [INTENTIONALLY OMITTED]

Exhibit 6.7 – [INTENTIONALLY OMITTED]

Exhibit 6.8 – Consignment Agreement #JORDANPSA10 (6)

Exhibit 6.9 – Asset Management Agreement #JORDANPSA10 (6)

Exhibit 6.10 – Consignment Agreement #COBBMINTE98 (11) †

Exhibit 6.11 – Asset Management Agreement #COBBMINTE98 (6)

Exhibit 6.12 – Amendment to Consignment Agreement for Series Assets (7)

Exhibit 6.13 – Consignment Agreement for Series #KAWHIBASKET (7)

Exhibit 6.14 – Consignment Agreement #MAHOMESROOKIE (7)

Exhibit 6.15 – [INTENTIONALLY OMITTED]

Exhibit 6.16 – Asset Management Agreement #MAHOMESROOKIE (7)

Exhibit 6.17 – Consignment Agreement #MAGICBIRDDRJ (7) †

Exhibit 6.18 – Asset Management Agreement #MAGICBIRDDRJ (7)

Exhibit 6.19 – Consignment Agreement for #JackieRobinsonAutoBat and #AliWBCBelt, #ChamberlainHSUNIFORM (10)

Exhibit 6.20 – Consignment Agreement for #JORDANROOKIEJERSEY AND #UNITAS1965JERSEY (11)

Exhibit 6.21 – Asset Management Agreement for #JackieRobinsonAutoBat (9)

Exhibit 6.22 – Asset Management Agreement for #Unitas1965Jersey (9)

Exhibit 6.23 – Asset Management Agreement for #AliWBCBelt (9)

Exhibit 6.24 – Asset Management Agreement for #ChamberlainHSUNIFORM (9)

Exhibit 6.25 – [INTENTIONALLY OMITTED]

Exhibit 6.26 – Consignment Agreement for #MOOKIEBETTSGLOVE (11)†

Exhibit 6.27 – Consignment Agreement for #LEBRONBLACKREFRACTOR (11) †

Exhibit 6.28 – Asset Management Agreement for #TroutGlove (9)

Exhibit 6.29 – Asset Management Agreement for #MookieBettsGlove (9)

Exhibit 6.30 – Asset Management Agreement for #LeBronBlackRefractor (9)

Exhibit 6.31 – [INTENTIONALLY OMITTED]

Exhibit Index - Page 8

Exhibit 6.32 – [INTENTIONALLY OMITTED]

Exhibit 6.33 – Consignment Agreement for #BRADYROOKIE (8)

Exhibit 6.34 – [INTENTIONALLY OMITTED]

Exhibit 6.35 – Asset Management Agreement for #BradyRookie (9)

Exhibit 6.36 – Consignment Agreement for #GiannisRPA (10)

Exhibit 6.37 – Asset Management Agreement for #GiannisRPA (9)

Exhibit 6.38 – Consignment Agreement for #1986WAX (8) †

Exhibit 6.39 –Asset Management Agreement for #1986WAX (9)

Exhibit 6.40 – [INTENTIONALLY OMITTED]

Exhibit 6.41 – [INTENTIONALLY OMITTED]

Exhibit 6.42 – Consignment Agreement for #GRETZKYOPEECHEE1979 (10)

Exhibit 6.43 – Asset Management Agreement for #GretzkyOpeechee1979 (9)

Exhibit 6.44 – Consignment Agreement for #ZIONRPABGS9 (8)

Exhibit 6.45 – Asset Management Agreement for #ZionRPABGS9 (9)

Exhibit 6.46 – Consignment Agreement for #GretzkyOpeechee1979, #banks1954psa9, #mantle1952bowmanpsa8, #koufax1955psa8.5 and #Durantchromerefractorpsa10 (10)

Exhibit 6.47 – Asset Management Agreement for #banks1954psa9 (9)

Exhibit 6.48 – Asset Management Agreement for #mantle1952bowmanpsa8 (9)

Exhibit 6.49 – Asset Management Agreement for #koufax1955psa8.5 (9)

Exhibit 6.50 – Asset Management Agreement for #durantchromerefractorpsa10 (9)

Exhibit 6.51 – Consignment Agreement for #Giannisimmaculate (10)

Exhibit 6.52 – Asset Management Agreement for ##Giannisimmaculate (9)

Exhibit 6.53 – Amendment No. 1 to Consignment Agreement for #BRADYROOKIE (10)

Exhibit 6.54 – Consignment Agreement for #MANTLE1952TOPPSPSA8 (11) †

Exhibit 6.55 – Asset Management Agreement for #Mantle1952ToppsPSA8 (9)

Exhibit 6.56 – [INTENTIONALLY OMITTED]

Exhibit 6.57 – [INTENTIONALLY OMITTED]

Exhibit 6.58 – Asset Management Agreement for #JordanRookieJersey (9)

Exhibit 6.59 – Consignment Agreement for #TigerPutter (11) †

Exhibit 6.60 – Asset Management Agreement for #TigerPutter (9)

Exhibit 6.61 – [INTENTIONALLY OMITTED]

Exhibit 6.62 – [INTENTIONALLY OMITTED]

Exhibit 6.63 – Consignment Agreement for #MAHOMESEMERALDRPABGS9 and #18-19BASKETBALLGROWTHBASKET (11)

Exhibit 6.64 – Asset Management Agreement for #MahomesEmeraldRPABGS9 (9)

Exhibit 6.65 – Asset Management Agreement for #18-19BasketballGrowthBasket (9)

Exhibit 6.66 – Consignment Agreement for #EMMITTSMITHMVPBASKET and #EMMITTSMITH10KJERSEY (11) †

Exhibit 6.67 – Asset Management Agreement for #EmmittSmithMVPBasket (9)

Exhibit 6.68 – Asset Management Agreement for #EmmittSmith10kJersey (9)

Exhibit 6.69 – Consignment Agreement for #LeBronUltimate (14) ††

Exhibit 6.70 – Asset Management Agreement for #LeBronUltimate (9)

Exhibit 6.71 – Consignment Agreement for #TatisBowmanBlackLabel (14) ††

Exhibit 6.72 – Asset Management Agreement for #TatisBowmanBlackLabel (9)

Exhibit 6.73 – Consignment Agreement for #GIANNISGOLDIMMACULATE (12)†

Exhibit 6.74 – Asset Management Agreement for #GiannisGoldImmaculate (9)

Exhibit 6.75 – Consignment Agreement for #TigerSIForKids (12) †

Exhibit 6.76 – Asset Management Agreement for #TigerSIForKids (9)

Exhibit 6.77 – Consignment Agreement for #ANDRETHEGIANT, #MARINOMANNINGFAVREJERSEYS, #GALESAYERSJERSEY #DICKBUTKUSJERSEY (12)

Exhibit 6.78 – Asset Management Agreement for #ANDRETHEGIANT (9)

Exhibit 6.79 – Asset Management Agreement for #MarinoManningFavreJerseys (9)

Exhibit 6.80 – Asset Management Agreement for #galeSayersJersey (9)

Exhibit 6.81 – Asset Management Agreement for #dickButkusJersey (9)

Exhibit 6.82 – Consignment Agreement for #2000PlayoffContendersWax (12) †

Exhibit 6.83 – Asset Management Agreement for #2000PlayoffContendersWax (9)

Exhibit Index - Page 9

Exhibit 6.84 – Consignment Agreement for #TEDWILLIAMS1939PLAYBALL (12)

Exhibit 6.85 – Asset Management Agreement for #TEDWILLIAMS1939PLAYBALL (9)

Exhibit 6.86 – Consignment Agreement for #TATUMFLAWLESS10 (12) †

Exhibit 6.87 – Asset Management Agreement for #TATUMFLAWLESS10 (9)

Exhibit 6.88 – Consignment Agreement for #LEBRONEMBLEMSOFENDORSEMENT (12) †

Exhibit 6.89 – Asset Management Agreement for # LEBRONEMBLEMSOFENDORSEMENT (9)

Exhibit 6.90 – [INTENTIONALLY OMITTED]

Exhibit 6.91 – [INTENTIONALLY OMITTED]

Exhibit 6.92 – [INTENTIONALLY OMITTED]

Exhibit 6.93 – [INTENTIONALLY OMITTED]

Exhibit 6.94 – Consignment Agreement for #DoncicBluePSA10 (13) †

Exhibit 6.95 – Asset Management Agreement for #DoncicBluePSA10 (9)

Exhibit 6.96 – Consignment Agreement for #Mays1960PSA9; #Aaron1954PSA8; #FrankRobinson1957PSA9Basket; #Aaron1954PSA8.5; #Mays1959PSA9Basket; #YastrzemskiRC9Basket; #MANTLE1960PSA9 and #MONTANARCPSA10 (13) †

Exhibit 6.97 – Asset Management Agreement for #Mays1960PSA9 (9)

Exhibit 6.98 – Asset Management Agreement for #Clemente1955PSA8 (9)

Exhibit 6.99 – [INTENTIONALLY OMITTED]

Exhibit 6.100 – Asset Management Agreement for #ClementeWhite&GrayBasket (9)

Exhibit 6.101 – Second Consignment Agreement for #FrankRobinson1957PSA9Basket and #Mays1959PSA9Basket (13)

Exhibit 6.102 – Asset Management Agreement for #FrankRobinson1957PSA9Basket (9)

Exhibit 6.103 – Asset Management Agreement for #JeterFoilRCBasketBGS9.5 (9)

Exhibit 6.104 – Asset Management Agreement for #Aaron1954PSA8.5 (9)

Exhibit 6.105 – Asset Management Agreement for #Mays1959PSA9Basket (9)

Exhibit 6.106 – Asset Management Agreement for #YastrzemskiRC9Basket (9)

Exhibit 6.107 – Asset Management Agreement for #Koufax55PSA9 (9)

Exhibit 6.108 – Asset Management Agreement for #MAYS1952PSA8 (9)

Exhibit 6.109 – Asset Management Agreement for #MANTLE1960PSA9 (9)

Exhibit 6.110 – Consignment Agreement for #BradyPlayoffContendersBasket (13)

Exhibit 6.111 – Asset Management Agreement for #BradyPlayoffContendersBasket (9)

Exhibit 6.112 – Consignment Agreement for #DWadeUltimate (13) †

Exhibit 6.113 – Asset Management Agreement for #DWadeUltimate (9)

Exhibit 6.114 – Consignment Agreement for #1964KoufaxJersey, #Clemente68Jersey and #HallOfFameBaseball (13)

Exhibit 6.115 – Asset Management Agreement for #1964KoufaxJersey (9)

Exhibit 6.116 – Asset Management Agreement for #Clemente68Jersey (9)

Exhibit 6.117 – Asset Management Agreement for #HallOfFameBaseball (9)

Exhibit 6.118 – Consignment Agreement for #GleyberTorresOrange9.5 (13) †

Exhibit 6.119 – Asset Management Agreement for #BettsGoldRefractorBAsket (9)

Exhibit 6.120 – Asset Management Agreement for #GleyberTorresOrange9.5 (9)

Exhibit 6.121 – Consignment Agreement for #AcunaGold9.5 (13)

Exhibit 6.122 – Asset Management Agreement for #AcunaGold9.5 (9)

Exhibit 6.123 – [INTENTIONALLY OMITTED]

Exhibit 6.124 – [INTENTIONALLY OMITTED]

Exhibit 6.125 – Consignment Agreement for #1969ToppsBasketballSet (13) †

Exhibit 6.126 – Asset Management Agreement for #1969ToppsBasketballSet (9)

Exhibit 6.127 – Consignment Agreement for #CobbVintageT206Photo and #Mays1951Photo (13) †

Exhibit 6.128 – Asset Management Agreement for #CobbVintageT206Photo (9)

Exhibit 6.129 – Asset Management Agreement for #Mays1951Photo (9)

Exhibit 6.130 – Consignment Agreement for #RodgersPlayoffContendersGreen and #TraeYoungFlawlessBGS9 (13) †

Exhibit 6.131 – Asset Management Agreement for #RodgersPlayoffContendersGreen (9)

Exhibit 6.132 – Asset Management Agreement for #TraeYoungFlawlessBGS9 (9)

Exhibit 6.133 – Asset Management Agreement for #MONTANARCPSA10 (9)

Exhibit 6.134 – Consignment Agreement for #TigerSPAuthenticBGS9.5 (13) †

Exhibit Index - Page 10

Exhibit 6.135 – Asset Management Agreement for #TigerSPAuthenticBGS9.5 (9)

Exhibit 6.136 – Consignment Agreement for #Mantle1956PSA8Basket (13)

Exhibit 6.137 – Asset Management Agreement for #Mantle1956PSA8Basket (9)

Exhibit 6.138 – Consignment Agreement for # MagicBirdDrJPSA8Basket (13)

Exhibit 6.139 – Asset Management Agreement for # MagicBirdDrJPSA8Basket (9)

Exhibit 6.140 – Consignment Agreement for #Clemente1955PSA8;
#ClementeWhite&GrayBasket; #JeterFOILBasket9.5; #KOUFAX1955PSA9;
#Mays1952ToppsPSA8; #RickeyHendersonRCPSA10; #Mantle52ToppsPSA7;
#TysonRCBGS9Basket;
Elway1984RookieCardPSA10Basket;
#Mays1951Bowman7;
#OzzieSmithRCBGS9.5;
#Mantle1968PSA9Basket; #GaryCarter1975PSA10Basket;
#Mantle1957ToppsPSA8.5;
#Mantle56PSA9; #MessiMegacracks#71PSA9;
#Mays1956GrayPSA9;
#Mantle1967Topps9; and #Mantle1964Topps9
. (14) ††

Exhibit 6.141 – Asset Management Agreement for #RickeyHendersonRCPSA10 (9)

Exhibit 6.142 – Consignment Agreement for #MikanRCPhoto, #Mantle52ToppsPhoto and #NamathRCPhoto (14)††

Exhibit 6.143 – Asset Management Agreement for #MikanRCPhoto (9)

Exhibit 6.144 – Asset Management Agreement for #Mantle52ToppsPhoto (9)

Exhibit 6.145 – Asset Management Agreement for #NamathRCPhoto (9)

Exhibit 6.146 – [INTENTIONALLY OMITTED]

Exhibit 6.147 – [INTENTIONALLY OMITTED]

Exhibit 6.148 – Consignment Agreement for #CrosbyTheCupBasket, #OvechckinTheCupBGS8.5 and #Jordan07ExquisiteBGS8 (14) ††

Exhibit 6.149 – Asset Management Agreement for #CrosbyTheCupBasket (9)

Exhibit 6.150 – Asset Management Agreement for #OvechckinTheCupBGS8.5 (9)

Exhibit 6.151 – Asset Management Agreement for #Jordan07ExquisiteBGS8 (9)

Exhibit 6.152 – Consignment Agreement for # CurryRPABGS9.5 (14) ††

Exhibit 6.153 – Asset Management Agreement for #CurryRPABGS9.5 (9)

Exhibit 6.154 – Consignment Agreement for # JordanSignedProfessionalBat (14) ††

Exhibit 6.155 – Asset Management Agreement for #JordanSignedProfessionalBat (9)

Exhibit 6.156 – Consignment Agreement for # DiMaggio1933Bat (14) ††

Exhibit 6.157 – Asset Management Agreement for #DiMaggio1933Bat (9)

Exhibit 6.158 – Consignment Agreement for # Ruth1916SportingNewsPSA7 (17)

Exhibit 6.159 – Asset Management Agreement for #Ruth1916SportingNewsPSA7 (9)

Exhibit 6.160 – Consignment Agreement for # Andre&HulkWrestlingBasket (14) ††

Exhibit 6.161 – Asset Management Agreement for #Andre&HulkWrestlingBasket (9)

Exhibit 6.162 – Consignment Agreement for # FrankRobinson500HRBat (14) ††

Exhibit 6.163 – Asset Management Agreement for #FrankRobinson500HRBat (9)

Exhibit 6.164 – Consignment Agreement for # MagicBirdLogoMan (14) ††

Exhibit 6.165 – Asset Management Agreement for # MagicBirdLogoMan (9)

Exhibit 6.166 – Consignment Agreement for # MessiRookieBasket (14) ††

Exhibit 6.167 – Asset Management Agreement for # MessiRookieBasket (9)

Exhibit 6.168 – Consignment Agreement for # ChamberlainPhilaJersey59-60 (14) ††

Exhibit 6.169 – Asset Management Agreement for # ChamberlainPhilaJersey59-60 (9)

Exhibit 6.170 – Consignment Agreement for # LeBronMeloWadeTrioRC (14) ††

Exhibit 6.171 – Asset Management Agreement for # LeBronMeloWadeTrioRC (9)

Exhibit 6.172 – Consignment Agreement for # Mantle54BowmanBasket (14)

Exhibit 6.173 – Asset Management Agreement for # Mantle54BowmanBasket (9)

Exhibit 6.174 – Consignment Agreement for # BettsBlueRefractorBasket and #bettsblue refractor (14) ††

Exhibit 6.175 – Asset Management Agreement for # BettsBlueRefractorBasket (9)

Exhibit Index - Page 11

Exhibit 6.176 – Consignment Agreement for Ruth33GoudeySGC8 and (14) ††

Exhibit 6.177 – [INTENTIONALLY OMITTED]

Exhibit 6.178 – Asset Management Agreement for # Ruth33GoudeySGC8 (9)

Exhibit 6.179 – Asset Management Agreement for # Ruth1933GoudeyRedAutographed (9)

Exhibit 6.180 – [INTENTIONALLY OMITTED]

Exhibit 6.181 – [INTENTIONALLY OMITTED]

Exhibit 6.182 – [INTENTIONALLY OMITTED]

Exhibit 6.183 – Consignment Agreement for # KobeReebokIversonRetros (14) ††

Exhibit 6.184 – Asset Management Agreement for # KobeReebokIversonRetros (9)

Exhibit 6.185 – Consignment Agreement for # WadeChromeRefractorBGS10, DeversSuperfractor and JoshAllenGoldBGS9.5 (14) ††

Exhibit 6.186 – Asset Management Agreement for # WadeChromeRefractorBGS10 (9)

Exhibit 6.187 – Asset Management Agreement for # DeversSuperfractor (9)

Exhibit 6.188 – Asset Management Agreement for # JoshAllenGoldBGS9.5 (9)

Exhibit 6.189 - Asset Management Agreement for #Mantle52ToppsPSA7 (9)

Exhibit 6.190 - Asset Management Agreement for #MayweatherRCPSA10 (9)

Exhibit 6.191 - Asset Management Agreement for #LeBronMeloDualLogoman (9)

Exhibit 6.192 - Asset Management Agreement for #TysonRCBGS9Basket (9)

Exhibit 6.193 - Asset Management Agreement for #Elway1984RookieCardPSA10Basket (9)

Exhibit 6.194 - Asset Management Agreement for #Marino1984RookieCardBGS10Basket (9)

Exhibit 6.195 - Asset Management Agreement for #Mays1951Bowman7 (9)

Exhibit 6.196 - Asset Management Agreement for #OzzieSmithRCBGS9.5 (9)

Exhibit 6.197 - Asset Management Agreement for #PaulMolitor1978ToppsPSA10 (9)

Exhibit 6.198 - Asset Management Agreement for #Mantle1968PSA9Basket (9)

Exhibit 6.199 - Asset Management Agreement for #GaryCarter1975PSA10Basket (9)

Exhibit 6.200 - Asset Management Agreement for #Mantle1966ToppsPSA9Basket (9)

Exhibit 6.201 - Asset Management Agreement for #Mantle1957ToppsPSA8.5 (9)

Exhibit 6.202 - Asset Management Agreement for #Maris58ToppsPSA9 (9)

Exhibit 6.203 - Asset Management Agreement for #Mantle56PSA9 (9)

Exhibit 6.204 - Asset Management Agreement for #MessiMegacracks#71PSA9 (9)

Exhibit 6.205 - Asset Management Agreement for #JackieRobinson53Topps8 (9)

Exhibit 6.206 - Asset Management Agreement for #Mays1956GrayPSA9 (9)

Exhibit 6.207 - Asset Management Agreement for #Mantle1965Topps9 (9)

Exhibit 6.208 - Asset Management Agreement for #Mantle1967Topps9 (9)

Exhibit 6.209 - Asset Management Agreement for #Mantle1964Topps9 (9)

Exhibit 6.210 - Asset Management Agreement for #Mantle1960Topps9 (9)

Exhibit 6.211 - Asset Management Agreement for #Mantle1969Topps9 (9)

Exhibit 6.212 – Consignment Agreement for #JackieRobinson48Leaf7 (14) ††

Exhibit 6.213 – Consignment Agreement for #SeagerOrangeRefractorBasket (14) ††

Exhibit 6.214 – Asset Management Agreement for #SeagerOrangeRefractorBasket (9)

Exhibit 6.215 – Consignment Agreement for #MahomesNT8.5 (14) ††

Exhibit 6.216 – Asset Management Agreement for #MahomesNT8.5 (9)

Exhibit 6.217 – [INTENTIONALLY OMITTED]

Exhibit 6.218 – [INTENTIONALLY OMITTED]

Exhibit 6.219 – Consignment Agreement for #LukaRookieJersey (14) ††

Exhibit 6.220 - Asset Management Agreement for #LukaRookieJersey (9)

Exhibit 6.221 – [INTENTIONALLY OMITTED]

Exhibit 6.222 - [INTENTIONALLY OMITTED]

Exhibit 6.223 – Consignment Agreement for #MahomesImmaculate1of1 (14) ††

Exhibit 6.224 - Asset Management Agreement for #MahomesImmaculate1of1 (9)

Exhibit 6.225 – Consignment Agreement for #JordanLeBronSignoftheTimes (14) ††

Exhibit 6.226 - Asset Management Agreement for #JordanLeBronSignoftheTimes (9)

Exhibit 6.227 – Consignment Agreement for #LeBronMeloDualLogoman (14) ††

Exhibit 6.228 – Consignment Agreement for #BETTSGOLDREFRACTORBASKET (14) ††

Exhibit 6.229 - Consignment Agreement for #TroutGlove (15)

Exhibit Index - Page 12

Exhibit 6.230 - Consignment Agreement for #OvechkinSPAuthBasket9.5, #Mantle1963PSA9, #MessiMegacracksBGS9.5Basket, #HonusWagner1910PSA5, #Mantle1953Bowman8Basket, #Mantle1953Topps8, #Mantle1960Topps9, #AaronDecadeBasket (15)

Exhibit 6.231 - Consignment Agreement for #JokicRefractor1of1 (15)

Exhibit 6.232 - Consignment Agreement for #KillebrewJersey (15)

Exhibit 6.233 - Consignment Agreement for #Gretzky1979Topps9 (19) ††

Exhibit 6.234 - Consignment Agreement for #KawhiNT9.5 (15)

Exhibit 6.235 - Consignment Agreement for #LukaWhiteSparkle (15)

Exhibit 6.236 - Consignment Agreement for #WadeExquisite8.5, #JordanLeBronMagicTripleSigs, #KobeAtomicRefractor, #LeBronSPXBGS9.5, #SandersPaytonPassingtheTorch (15)

Exhibit 6.237 - Consignment Agreement for #LouGehrigRCPhoto (15)

Exhibit 6.238 - Consignment Agreement for #DonovanMitchellNT9.5 (15)

Exhibit 6.239 - [INTENTIONALLY OMITTED]

Exhibit 6.240 - Consignment Agreement for #AliRookieCardBVG8 (15)

Exhibit 6.241 - Consignment Agreement for #1955ToppsBaseballSet, #Ruth1933GoudeyRedAutographed (15)

Exhibit 6.242 - Consignment Agreement for #KoufaxPSA8, #BreesFinestBasket (15)

Exhibit 6.243 - Consignment Agreement for #KevinDurantExquisiteBGS9 (15)

Exhibit 6.244 - Consignment Agreement for #ShaqRCPSA10Basket (19)

Exhibit 6.245 - Consignment Agreement for #TroutBowmanBasket (15)

Exhibit 6.246 - Consignment Agreement for #SatchelPaige48LeafSGC30, #ShoelessJoeJackson1915PSA8, #1982ToppsBaseballTrayPackCase. #1909E95SGCSet, #NegroLeagueLegendaryCutsBasket (15)

Exhibit 6.247 - Consignment Agreement for #AcunaBowman10Basket (15)

Exhibit 6.248 - Consignment Agreement for #LukaFlawless9.5 (15)

Exhibit 6.249 - Consignment Agreement for #03ExquisiteBox (15)

Exhibit 6.250 - Consignment Agreement for #Jordan85StarBGS8.5 (15)

Exhibit 6.251 - Consignment Agreement for #NTBBallWaxBundle (15)

Exhibit 6.252 - Consignment Agreement for #BradyChampionshipTicket, #TroutBowmanPristine, #LBJExquisite, #Kobe96RefractorBGS9.5, #03ToppsChromeWax, #BradyBowman10, #KDToppsChrome10, #LBJKobeToppsBasket (15)

Exhibit 6.253 - Consignment Agreement for #SotoOrangeRefractorBGS9.5 (15)

Exhibit 6.254 - Consignment Agreement for #TroutFinestSuperfractor (15)

Exhibit 6.255 - Consignment Agreement for #BillRussellExquisiteBGS9 (15)

Exhibit 6.256 - [INTENTIONALLY OMITTED]

Exhibit 6.257 - Consignment Agreement for #TraeYoungFlawlessGreenBGS9 (15)

Exhibit 6.258 - Consignment Agreement for #Brady2000SPXSpectrumBGS9.5 (15)

Exhibit 6.259 - Consignment Agreement for #MPJChampionshipTicket (15)

Exhibit 6.260 - Consignment Agreement for #ErlingHaalandPSA10Basket and #TrevorLawrenceLeafBasket (19) ††

Exhibit 6.261 – Asset Management Agreement for Series 2.156 through 2.213 added by Amendment No. 10 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC filed as Exhibit 2.155 (15)

Exhibit 6.262 - Consignment Agreement for #JordanFleer86SGC10 (17) ††

Exhibit 6.263 - Consignment Agreement for #TigerTournamentShirtBasket (17) ††

Exhibit 6.264 - Consignment Agreement for #DuncanParkerGinobiliTripleLogoman, #YaoDuncanDirkTripleLogoman (17) ††

Exhibit 6.265 - Consignment Agreement for #MahomesContendersCrackedIce8 (17) ††

Exhibit 6.266 - Consignment Agreement for #JordanLeBronSPXDualForces, #GarnettLeBronDualLogoman, #LeBronMcGradyLogoman, #KobeLeBronJordanMagicQuadAuto, #CristianoRonaldoRC1of1 (17) ††

Exhibit 6.267 - Consignment Agreement for #Serena03NetProPSA10Basket (17)

Exhibit 6.268 - Consignment Agreement for #JustinHerbertHiddenTreasureRPA (17) ††

Exhibit 6.269 - Consignment Agreement for #AmareGarnettMcGradyTripleLogoman (17) ††

Exhibit 6.270 - Consignment Agreement for #LeBronCredentials, #LeBronBlackDiamond (17) ††

Exhibit Index - Page 13

Exhibit 6.271 - Consignment Agreement for #MahomesBronzeBasket (17) ††

Exhibit 6.272 - Consignment Agreement for #CurryChromeRefractorPSA10, #Kobe96FinestRefractorsBGS9.5 (17) ††

Exhibit 6.273 - Consignment Agreement for #TigerSP1010, #LeBronBowmanRefractor10 (17) ††

Exhibit 6.274 - Consignment Agreement for #KobeBryantEssentialCredentialsBGS9.5 (17) ††

Exhibit 6.275 - Consignment Agreement for #LeBronNumberPieceBGS8.5 (17) ††

Exhibit 6.276 - Consignment Agreement for #Mikan48BowmanPSA7 (17) ††

Exhibit 6.277 - Consignment Agreement for #ZionPrizmsBlueBGS10, #MichaelPorterJrBasket (17) ††

Exhibit 6.278 - Consignment Agreement for #KawhiFlawlessRainbow (17) ††

Exhibit 6.279 - Consignment Agreement for #TheRockBumbleBeePSA10 (17) ††

Exhibit 6.280 - Consignment Agreement for #JimmieFoxx1938Bat, #Mantle57AutoBat, #Clemente65-68Bat, #SadaharuOhBat, #TedWilliamsTripleCrownBat (17) ††

Exhibit 6.281 - Consignment Agreement for #BabeRuthBowsOutPhoto (17) ††

Exhibit 6.282 - Consignment Agreement for #LukaTiger9.5 (17) ††

Exhibit 6.283 - Consignment Agreement for #GiannisGoldPrizmPSA9 (17) ††

Exhibit 6.284 - Consignment Agreement for #JordanMagicLeBronTripleAutoJersey (17) ††

Exhibit 6.285 - Consignment Agreement for #UnitasPSA8 (19) ††

Exhibit 6.286 - Consignment Agreement for #MahomesNT1of1 (17) ††

Exhibit 6.287 - Asset Management Agreement for Series 2.215 through 2.252 added by Amendment No. 11 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC filed as Exhibit 2.214 (16)

Exhibit 6.288 - Consignment Agreement for #DirkNowitzkiBasket (18) ††

Exhibit 6.289 - Consignment Agreement for #LeBronEXEssentialCredentialsBGS9.5 (18) ††

Exhibit 6.290 – [INTENTIONALLY OMITTED]

Exhibit 6.291 - Consignment Agreement for #GarnettStoudemireDualLogoman (18) ††

Exhibit 6.292 - Consignment Agreement for #JordanMagicDualJerseyAutosBGS9 (18) ††

Exhibit 6.293 - Participation Interest Purchase Agreement for #Ruth1914BaltimoreNewsSGC3 (18) ††

Exhibit 6.294 - Consignment Agreement for #MahomesSBTicket, #MahomesGoldPrizm, #LukaNT1010, #1916Thorpe, #48LeafRuthSGC8, #48LeafPaige3.5, #85TiffanyClemens, #TraeGoldPrizm, #OrangeDominguez, #MahomesGoldNT, #LukaCrackedIce (18) ††

Exhibit 6.295 - Consignment Agreement for #JordanExquisite8.5Flashback (18) ††

Exhibit 6.296 - Consignment Agreement for #PurpleMookie (18) ††

Exhibit 6.297 - [INTENTIONALLY OMITTED]

Exhibit 6.298 - Consignment Agreement for #LeBronExquisiteBasket (18) ††

Exhibit 6.299 - Consignment Agreement for #KareemPointsRecordBall (18) ††

Exhibit 6.300 - Consignment Agreement for #JackieRobinson1952ToppsPSA8.5 (18) ††

Exhibit 6.301 - Consignment Agreement for #WillieMays1968Jersey (18) ††

Exhibit 6.302 - Consignment Agreement for #WiltChamberlainLakersRoadJersey (18) ††

Exhibit 6.303 - [INTENTIONALLY OMITTED]

Exhibit 6.304 - Consignment Agreement for #CurryRefractor9.5 (18) ††

Exhibit 6.305 - Consignment Agreement for #JordanLastDanceSneakers, #ScottiePippenLastDanceSneakers, #PeytonManningMVPHelmet, #ChicagoBullsDynastyHardwood, #PaulPierce05ASGSneakers, #PaulPierce09ASGJersey, #LinsanityKnicksJersey, #YaoMingFinalGameSneakers, #HakeemOlajuwon96-97RoadJersey, #CharlesBarkleySunsJersey, #TraeYoungFirstCareerStartJersey, #AlexRodriguez09WSUniform, #MichaelJordanFinalGameShorts, #JordanFinalGameWarmUpShirt, #KevinDurantHSJersey, #ImKevinDurantWarriorsJersey, #LonzoBallUCLAJersey, #EmbiidFirst50PointGameJersey, #PaulPierce2010ASGJersey, #PaulPierce2012ASGJersey, #ChrisBoshGameWornRaptorsSneakers, #TimDuncanSpursJersey, #StephCurrySneakers, #LeBronJames2010WarmUpShirt, #DirkNowitzkiJersey, #GarnettStPatricksDayCelticsJersey, #DaveBingSigned50GreatestNBAPlayersLithograph, #KobeFinalSeasonSneakers, #KyrieIrvingNetsDebutSneakers, #KobeBryantFinalASGBall, #KobeBryant2001WarmUpJacket, #KobeBryantRookieSneakers, #KobeBryantRoyalBlueJordanSneakers, #KarlMalone1992JazzJersey, #LaMeloBallYoungestTripleDoubleNBAHistoryJersey, #LeBron07-08CavsJersey, #IversonMVPJersey, #LeBron2019LakersChampionshipYearSneakers, #KobeBryantFirstWhite#24Jersey, #Giannis48PointGameSneakers (18) ††

Exhibit Index - Page 14

Exhibit 6.306 - Consignment Agreement for #TimDuncanPMGGreen (18) ††

Exhibit 6.307 - Consignment Agreement for #MbappeOrangeChrome9.5 (18) ††

Exhibit 6.308 - Consignment Agreement for #MahomesCamoPSA10 (18) ††

Exhibit 6.309 - Consignment Agreement for #LeBronMeloBosh2008TripleLogoMan (18) ††

Exhibit 6.310 - Consignment Agreement for #EddiePlankT206PSA4 (18) ††

Exhibit 6.311 - Consignment Agreement for #JackieLeaf3.5 (19) ††

Exhibit 6.312 - Consignment Agreement for #JackieRobinson53Topps8, #Maris58ToppsPSA9, #Marino1984RookieCardBGS10Basket, #Mantle1969Topps9, #Mantle1965Topps9, #Mantle1966ToppsPSA9Basket, #PaulMolitor1978ToppsPSA10, #Jordan86FleerBGS9.5Basket, #MagicBirdDrJ1980PSA9, #Mays1957LadderBasket (18) ††

Exhibit 6.313 - Asset Management Agreement for Series 2.254 through 2.328 added by Amendment No. 12 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC filed as Exhibit 2.253 (16, 18)

Exhibit 6.314 - Consignment Agreement for #OscarRobertsonCincinnatiRoyalsJersey (19)

Exhibit 6.315 - Consignment Agreement for #GiannisMVPSeasonPlayoffJersey, #KevinGarnettFinalCareerJersey, #KobeBryant50PointStreak , #KobeBryant81PointGameShirt, #KobeBryantFinalMSGGame, #LarryBird3PointContestShirt, #LeBronLakersCavsEmployeeGame, #LeBronRookieShoes, #MikeTrout2017Jersey, #ReggieMiller1stASGJersey, #ShaqRookieWarmUpJacket, #YaoMingJersey (19) ††

Exhibit 6.316 - Consignment Agreement for #JeterYankeePinstripesJersey2006 (19) ††

Exhibit 6.317 - Consignment Agreement for #1952MantleBerkRossPSA8, #1952MaysBerkRossPSA9, #1954BowmanMaysPSA9, #Banks68&69ToppsPSA10Basket, #Mays1969ToppsPSA10, #NolanRyan1968MiltonBradleyPSA9 (19) ††

Exhibit 6.318 - Consignment Agreement for #MayweatherRCPSA10 (19) ††

Exhibit 6.319 - Consignment Agreement for #AnthonyDavisLakersKobeBryantPatchJersey, #DevinBookerBeLegendarySneakers, #DonovanMitchellSneakers16Games2018-19, #GiannisFirstMVPSeasonShoes, #JamesHardenNipseyHustleSneakers, #Jordan98PlayoffBullsSignedJersey, #KobeBlackHistoryMonthFinalSeasonShoes, #KobeFinalGameVsTorontoSneakers, #KobeFinalSeasonSneakersVsDenver, #LeBron2017ECFCavsJersey, #LeBronMiamiECF2013Jersey, #LukaDoncic2021PlayoffsSneakers, #TraeYoungSneakers43ptGame, #TraeYoungSummerLeagueJersey (19) ††

Exhibit 6.320 - Consignment Agreement for #1959ToppsBaseballSet (19) ††

Exhibit 6.321 - Consignment Agreement for #AlKaline1954ToppsPSA9, #HarmonKillebrew1955ToppsPSA9, #OttoGraham1950BowmanPSA9, #RoyCampanella1949BowmanPSA9, #SandyKoufax1956ToppsGrayBackPSA9, #WarrenSpahn1948LeafPSA9 (19) ††

Exhibit 6.322 - Consignment Agreement for #AaronJudgeSuperfractorBGS9.5, #BabeRuth1917CollinsMcCarthySGC2, #CyYoung1910E98RedPSA10, #JackieRobinson1950BowmanPSA9, #LamarJacksonNTMidnightRPAPSA10, #SatchelPaige1949BowmanSGC8, #Trout09BowmanRedRefractorBGS9.5, #VladJr16BowmanRedRefractorBGS9.5 (19) ††

Exhibit 6.323 - Consignment Agreement for #LeBronJamesBlockSeries1TopShot (19) ††

Exhibit 6.324 - Asset Management Agreement for Series 2.330 through 2.380 and Series 2.382 and 2.383 added by Amendment No. 13 and 14 to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC filed as Exhibits 2.329 and 2.381 (16, 19)

Exhibit 6.325 – Consignment Agreement for #Ruth1918LouisvilleSluggerSignedLetter (19) ††

Exhibit 6.326 – Consignment Agreement for #BobbyOrrBruinsJersey (19) ††

Exhibit 8 – Form of Escrow Agreement (5)

Exhibit Index - Page 15

†	Confidential treatment has been requested for a portion of this Exhibit pursuant to Rule 406.
††	Certain confidential information contained in this Exhibit has been redacted pursuant to the Instruction to Item 17 of Form 1-A.
(1)	Incorporated by reference from the Issuer’s Offering Statement on Form 1-A filed with the Commission on March 13, 2020.
(2)	Incorporated by reference from the Issuer’s Amended Offering Statement on Form 1-A/A filed with the Commission on May 8, 2020.
(3)	Incorporated by reference from the Issuer’s Amended Offering Statement on Form 1-A/A filed with the Commission on July 13, 2020.
(4)	Incorporated by reference from the Issuer’s Current Report on Form 1-U filed with the Commission on September 1, 2020.
(5)	Incorporated by reference from the Issuer’s Offering Circular filed with the Commission pursuant to Rule 253(g)(2) on October 26, 2020.
(6)	Incorporated by reference from the Issuer’s Post-effective Amended Offering Statement on Form 1-A POS filed with the Commission on September 16, 2020.
(7)	Incorporated by reference from the Issuer’s Post-effective Amended Offering Statement on Form 1-A filed with the Commission on September 30, 2020.
(8)	Incorporated by reference from the Issuer’s Post-effective Amended Offering Statement on Form 1-A filed with the Commission on October 16, 2020.
(9)	Document not filed because substantially identical to Exhibit No. 6.18
(10)	Incorporated by reference from the Issuer’s Post-effective Amended Offering Statement on Form 1-A filed with the Commission on November 6, 2020.
(11)	Incorporated by reference from the Issuer’s Post-effective Amended Offering Statement on Form 1-A filed with the Commission on December 11, 2020.
(12)	Incorporated by reference from the Issuer’s Post-effective Amended Offering Statement on Form 1-A filed with the Commission on December 30, 2020.
(13)	Incorporated by reference from the Issuer’s Post-effective Amended Offering Statement on Form 1-A filed with the Commission on February 1, 2021.
(14)	Incorporated by reference from the Issuer’s Post-effective Amended Offering Statement on Form 1-A filed with the Commission on March 15, 2021.
(15)	Incorporated by reference from the Issuer’s Post-effective Amended Offering Statement on Form 1-A filed with the Commission on April 21, 2021.
(16)	Document not filed because substantially identical to Exhibit No. 6.261.
(17)	Incorporated by reference from the Issuer’s Post-effective Amended Offering Statement on Form 1-A filed with the Commission on May 12, 2021.
(18)	Incorporated by reference from the Issuer’s Post-effective Amended Offering Statement on Form 1-A filed with the Commission on July 2, 2021.
(19)	Incorporated by reference from the Issuer’s Post-effective Amended Offering Statement on Form 1-A filed with the Commission on September 20, 2021.

Exhibit Index - Page 16

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 28, 2021.

COLLECTABLE SPORTS ASSETS, LLC

By:	CS Asset Manager, LLC, its managing member

By:	/s/ Ezra Levine
Name:	Ezra Levine
Title:	CEO

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ Jason Epstein		Director and President of	September 28, 2021
Name: Jason Epstein		CS Asset Manager, LLC
(Principal Executive Officer)

/s/ Ezra Levine		Director and Chief Executive Officer of	September 28, 2021
Name: Ezra Levine		CS Asset Manager, LLC
(Principal Executive Officer)

/s/ Jarod Winters		Chief Operating Officer and Chief	September 28, 2021
Name: Jarod Winters		Financial Officer of CS Asset Manager, LLC (Principal Financial Officer and Principal Accounting Officer)

CS ASSET MANAGER, LLC		Managing Member	September 28, 2021
By:	/s/ Ezra Levine
Name:	Ezra Levine
Title:	CEO

Signature Page – Form 1-SA